2008 Interim Report

FIRST PACIFIC

First Pacific Company Limited

Stock Code : 00142

Creating long-term value in Asia

Creating long-term value in Asia

First Pacific is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

As at 30 June 2008, First Pacific's economic interest in PLDT is 26.3%, in Indofood 51.5% and in MPIC 85.6%.

First Pacific's principal investments are summarized on the inside back cover.

Contents

Half-Year Financial Highlights

Contribution from Operations



US$ millions
180
150
120
90
60
30
0
07
08

Financial Summary

For the six months ended 30 June US$ millions	2008	2007 (Restated)[i]	change
Turnover	**2,062.3**	1,375.1	+50.0%
Contribution from operations	**158.6**	103.3	+53.5%
Recurring profit	**126.5**	77.0	+64.3%
Foreign exchange and derivative (losses)/gains	**(4.8)**	0.8	–
Gain on changes in fair value of plantations	**12.7**	3.6	+252.8%
Non-recurring items	**22.4**	216.1	-89.6%
Profit attributable to equity holders of the parent	**156.8**	297.5	-47.3%

US$ millions	At 30 June 2008	At 31 December 2007 (Restated)[i]	change
Total assets	**5,847.1**	5,227.2	+11.9%
Net debt	**1,552.1**	1,443.8	+7.5%
Equity attributable to equity holders of the parent	**1,206.5**	1,136.5	+6.2%
Total equity	**2,341.9**	2,129.1	+10.0%

Recurring Profit



US$ millions
150
120
90
60
30
0
07
08

Per Share Data

For the six months ended 30 June U.S. cents	2008	2007 (Restated)[i]	change
Recurring profit	**3.92**	2.40	+63.3%
Basic earnings	**4.86**	9.28	-47.6%
Dividend	**0.38**	0.26	+46.2%

Financial Ratio

Times	At 30 June 2008	At 31 December 2007 (Restated)[i]	change
Gearing ratio[ii]			
– Consolidated	**0.66**	0.68	-2.9%
– Head Office	**0.25**	0.35	-28.6%

(i) Refer to Note 1(B) of the Condensed Interim Financial Statements
(ii) Calculated as net debt divided by total equity

2008 Goals: Half-Year Review

FIRST PACIFIC

Goal: Continue to enhance the profitability of operating companies
Achievement: Achieved. All operating companies reported improved operating results. PLDT and Indofood's profit contribution to First Pacific Group increased 26 per cent and 150 per cent respectively. MPIC's contribution amounted to US$1.1 million from a loss of US$1.5 million (restated) for the same period of 2007.

Goal: Expand our business portfolio with complementary investments in telecoms, infrastructure, natural resources and consumer products in the emerging markets of Asia
Achievement: Significantly achieved. The First Pacific Group expanded the infrastructure, healthcare and plantation portfolio. In the Philippines, MPIC completed the conversion of its outstanding Pesos 750 million (US$16.7 million) convertible notes for a 33 per cent equity interest in Medical Doctors, Inc. MPIC also acquired a 34 per cent interest in Davao Doctors Hospital, the leading medical institution in southern Mindanao, for a consideration of Pesos 498 million (US$11.1 million). Subsequent to the first half of 2008, MPIC increased its effective interest in Maynilad to 51 per cent on a fully diluted basis from 42 per cent, and agreed to acquire 67.1 per cent interest in the Manila North Tollways Corporation.

In Indonesia, Indofood expanded its portfolio with the subscription of a 60 per cent interest in a sugar plantation company for Rupiah 375 billion (US$40.7 million) in May 2008 and in August, signed a non-binding MOU to acquire an effective 68.6 per cent interest in Indolakto, the leading producer of dairy products in Indonesia.

Goal: Manage capital within our overall investment plans and financial position to enhance shareholder returns
Achievement: Partially achieved and ongoing. Interim dividend is increased to HK3.00 cents (U.S. 0.38 cent) per share payable in October 2008. As at 15 July 2008, First Pacific has bought back a total of 8.7 million shares for a consideration of US$5.5 million.

PLDT

Goal: Sustain overall service revenue growth and profitability
Achievement: Achieved and ongoing. Consolidated service revenues increased by 5 per cent to Pesos 70.3 billion (US$1,662.7 million), largely from higher revenues from the wireless business resulting from the growth in the cellular and broadband subscriber base. EBITDA margin was stable at 62 per cent of service revenues.

Goal: Accelerate growth in wireless, broadband and ICT, both organically, as well as through acquisitions
Achievement: Achieved and ongoing. Combined GSM subscriber base increased 23 per cent to reach 33.2 million as at 30 June 2008 from 27.1 million as at 30 June 2007 (+11 per cent from 30.0 million as at 31 December 2007), while broadband subscribers increased 31 per cent or 179,000 to 758,000 from 579,000 as at 31 December 2007. Combined employees of ICT's Ventus and SPi increased to 14,600. Guidance for consolidated capital expenditure for the full year 2008 has been increased 12 per cent to Pesos 28.5 billion (US$634.7 million) from the original guidance of Pesos 25.4 billion (US$565.7 million) mainly to support higher than expected wireless and broadband subscriber growth and accelerated investments in wireless broadband capacity.

Goal: Leverage combined strengths in product innovation, technology expertise and networks
Achievement: Achieved and ongoing. A wide range of affordable and value-added packages are available to individuals, small and medium-sized enterprises and corporate clients. New products introduced during the first half included the prepaid variant of *Plug-It* which allows internet access through a portable, wireless modem; *PLDT Landline Plus* combines a fixed and wireless platform offering a fixed-wireless telephone line to customers in areas with limited or no available PLDT fixed facilities; and *Uzzap*, the Philippines' first flat-rate, all-in-one, unlimited instant messaging service which allows users to merge the use of SMS, instant messaging and email into their mobile phone.

Goal: Raise service quality to significantly improve the customer experience across a wide range of services and solutions
Achievement: Achieved and ongoing. For the wireless business, PLDT continues to invest in the network in order to support the growing number of cellular and wireless broadband subscribers. For fixed line, there is continued progress in the delivery of service for both voice and DSL, efforts are focused on shortening response and restoration times. The impact from spending to improve outside plant facilities is also becoming evident.

Goal: Continue capital management, maintain dividends to common shareholders at 70 per cent of 2008 core earnings and retain the "look back" approach; implement share buyback program at times when the market price does not reflect management's view of share's value
Achievement: Achieved and ongoing. PLDT declared an interim dividend of Pesos 70 (US$1.56) per share, representing 70 per cent payout of its core earnings during the period. Its strong free cash flow allows it to concurrently implement its capital management program and business expansion plans. PLDT board has approved to undertake two share buyback programs for a total of 4 million shares. As at 16 July 2008, PLDT bought back approximately 1.74 million shares into treasury at an average cost of Pesos 2,532 (US$59.9) per share.

Indofood
THE SYMBOL OF QUALITY FOODS

Goal: Enhance brand equity and maintain market position
Achievement: Achieved and ongoing. The principal business groups maintained market position given its competitive integrated structure, economies of scale, strong brand equity, diversified portfolio and extensive domestic distribution network. Consolidated net sales increased 53.8 per cent to Rupiah 18,922.2 billion (US$2,044.8 million) during the period.

Goal: Principal business groups to continue their specific production and cost efficiency initiatives
Achievement: Ongoing. Net income increased 125.3 per cent to Rupiah 827.4 billion (US$89.4 million) despite raw material and fuel related costs remaining high during the period.

Goal: Integration of IndoAgri and Lonsum's operations
Achievement: Ongoing. IndoAgri's operational integration of Lonsum included combining purchases of fuel and high quality fertilizer, sharing expertise in R&D, breeding and best practice in plantation management.

Goal: Refinance short-term debts to longer term facilities
Achievement: Achieved. Indofood repaid its Rupiah 1.2 trillion (US$130.0 million) bond which matured in June 2008 through cash and new short-term borrowings. SIMP, a subsidiary of IndoAgri, completed the refinancing of US$180 million and Rupiah 2.4 trillion (US$260.2 million) bridging loans for the acquisition of Lonsum to longer-term loans.

METRO PACIFIC INVESTMENTS

Goal: Secure new investment opportunities in the infrastructure, healthcare and hotel development sectors
Achievement: Achieved and ongoing. MPIC acquired a 33.4 per cent interest in Medical Doctors, Inc. (MDI) upon full conversion of the Pesos 750 million (US$16.7 million) convertible note. It also acquired a 34.0 per cent interest in Davao Doctors Hospital (DDH) for approximately Pesos 498 million (US$11.1 million), and was appointed as the interim operator of the Cardinal Santos Medical Center.

In August, MPIC proposed to acquire 67.1 per cent of Manila North Tollways Corporation for a consideration of approximately Pesos 12.3 billion (US$278.7 million), which holds the concession of the North Luzon Expressway until 2030 and a 46 per cent of Tollways Management Corporation. The transaction is expected to be completed in November 2008.

MPIC continues to focus on opportunities in the areas of healthcare, toll roads, ports, and possibly, agriculture and mining.

Goal: Expand project portfolio of middle- and high- end urban residential and luxury residential resorts
Achievement: Expansion plans are being reviewed as the demand for luxury residential resorts could soften in line with economic cycle. However, demand for its urban residential project Tribeca located in southern Metro Manila remains strong with approximately 82 per cent of all units in the first four towers having been sold.

Goal: Secure funding for business expansion
Achievement: In July and August, MPIC has issued 6.6 billion new shares to finance the acquisition of an additional interest in Maynilad from Ashmore and First Pacific, and the conversion of convertible debts and repayment of advances from First Pacific's affiliates for acquiring Maynilad, MDI and DDH. MPIC has increased its authorized capital stock (ACS) from Pesos 4.6 billion (US$102.4 million) to Pesos 12.0 billion (US$267.3 million). The Pesos 7.4 billion (US$164.8 million) increase in ACS is divided into 7.35 billion common shares at Peso 1 par (U.S. 2.2 cents) and 5.0 billion preferred shares at Peso 0.01 par (U.S. 0.02 cent). Upon the conversion of the convertible debts and repayment of advances, MPIC will be debt-free.

Goal: Continue to improve profitability of Maynilad, Landco, MDI and DDH
Achievement: Achieved in Maynilad, non-revenue water was reduced to 63.8 per cent in June 2008 from approximately 65.1 per cent in June 2007. Total billed water volume rose 5.9 per cent to 149.3 million cubic meters from 141.0 million cubic meters in the same period last year and total billed customers increased 4.2 per cent to 725,054 as compared with 695,785 as of end of June 2007.

MDI's net revenue improved 8.0 per cent to Pesos 1.4 billion (US$33.1 million) and core net income improved by 1.5 per cent to Pesos 106.2 million (US$2.5 million) resulting from a higher average occupancy rate and the implementation of cost management programs.

Landco's core net income declined to Pesos 17.9 million (US$0.4 million) reflecting the decline in revenue recognized as the pace of development slowed. Sales, however, were up 91 per cent to Pesos 2.7 billion (US$63.9 million).

FIRST PACIFIC

Contribution Summary

For the six months ended 30 June US$ millions	Turnover 2008	Turnover 2007	Contribution to Group profit[i] 2008	Contribution to Group profit[i] 2007 (Restated)[ii]
PLDT[iii]	–	–	**106.9**	84.6
Indofood	**2,044.8**	1,360.0	**50.6**	20.2
MPIC	**17.5**	15.1	**1.1**	(1.5)
From Operations	**2,062.3**	1,375.1	**158.6**	103.3
Head Office items:				
– Corporate overhead			**(7.8)**	(7.6)
– Net interest expense			**(12.8)**	(18.1)
– Other expenses			**(11.5)**	(0.6)
Recurring Profit			**126.5**	77.0
Foreign exchange and derivative (losses)/gains[iv]			**(4.8)**	0.8
Gain on changes in fair value of plantations[ii]			**12.7**	3.6
Non-recurring items[v]			**22.4**	216.1
Profit Attributable to Equity Holders of the Parent			**156.8**	297.5

(i) After taxation and minority interest, where appropriate

(ii) The Group has restated its 1H07 profit attributable to equity holders of the parent from US$301.6 million to US$297.5 million following the adoption of Hong Kong (International Financial Reporting Interpretations Committee)-Interpretation (HK(IFRIC)-Int) 12 "Service Concession Arrangements" issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) which become effective for annual periods beginning on or after 1 January 2008. Details of the restatements are set out in Note 1(B) to the Condensed Interim Financial Statements. In addition, to better illustrate the underlying operational results and recurring profit contributions, the Group has separately presented the changes in fair value of Indofood's plantations from its recurring profit. As a result, the Group has also restated its 1H07 contribution from Indofood from US$23.8 million to US$20.2 million.

(iii) Associated company

(iv) 1H08's foreign exchange and derivative losses include a loss of US$3.9 million (1H07: a gain of US$8.2 million) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss and a loss of US$0.9 million (1H07: US$7.4 million) on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives.

(v) 1H08's non-recurring gains of US$22.4 million mainly include a gain on divestment and dilution of the Group's interest in PLDT of US$9.8 million. 1H07's non-recurring gains of US$216.1 million mainly comprise a gain on divestment of the Group's interest in PLDT of US$153.3 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares, and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$54.4 million.

During the period, the Group's turnover increased by 50.0 per cent to US$2,062.3 million (1H07: US$1,375.1 million), principally reflecting an increase in Indofood's turnover. The Group's businesses improved their operating performance in 1H08, recording profit contributions totaling US$158.6 million (1H07: US$103.3 million), an increase of 53.5 per cent. Recurring profit also increased by 64.3 per cent to US$126.5 million from US$77.0 million in 1H07. The Group recorded US$4.8 million net foreign exchange and derivative losses (1H07: gains of US$0.8 million), US$12.7 million (1H2007: US$3.6 million) of gain on changes in fair value of plantations and US$22.4 million (1H07: US$216.1 million) of net non-recurring gains. As a result, the Group recorded a net profit for 1H08 of US$156.8 million, a 47.3 per cent decrease from 1H07's net profit of US$297.5 million.

Contribution by Country


US$ millions
120
90
60
30
0
07 08
Philippines
07 08
Indonesia

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar are summarized below.

Closing	**At 30 June 2008**	At 31 December 2007	Six months change	At 30 June 2007	One year change
Peso	**44.90**	41.28	-8.1%	46.23	+3.0%
Rupiah	**9,225**	9,419	+2.1%	9,054	-1.9%

Average	**Six months ended 30 June 2008**	12 months ended 31 December 2007	Six months change	Six months ended 30 June 2007	One year change
Peso	**42.28**	45.86	+8.5%	47.59	+12.6%
Rupiah	**9,254**	9,163	-1.0%	9,045	-2.3%

In 1H08, the Group recorded net foreign exchange and derivative losses of US$4.8 million (1H07: gains of US$0.8 million), which may be further analyzed as follows:

For the six months ended 30 June US$ millions	**2008**	2007
Head Office	**(2.9)**	(8.3)
PLDT	**3.2**	2.9
Indofood	**0.4**	0.7
MPIC	**(5.5)**	5.5
Total	**(4.8)**	0.8

Capital Management

As at 15 July 2008, First Pacific has bought back a total of 8.7 million shares for a consideration of US$5.5 million. The Board has approved an interim dividend of HK3.00 cents (U.S. 0.38 cent) per share payable in October 2008.

PLDT declared an interim dividend of Pesos 70 (US$1.56) per share, representing 70 per cent payout of its core earnings during the period. Its strong free cash flow allows it to implement effectively its capital management program by way of significant dividend payout, and to pursue its business expansion plans in concurrent fashion. The PLDT Board has approved two (2) sequential share buyback programs of two (2) million shares each. As at 16 July 2008, PLDT has bought back approximately 1.74 million shares into treasury with an average cost of Pesos 2,532 (US$59.9) per share.

Indofood completed the sale of part of its treasury stock equivalent to 251.8 million shares to a strategic investor, Societe Rennes S.A.R.L., the wholly owned subsidiary of Zurich Assets International Ltd, on 15 August 2008. The remaining 663.8 million treasury shares held from a previous buyback exercise had been cancelled. As a result, First Pacific's interest in Indofood reduced from 51.5 per cent to 50.1 per cent.

Acquisitions

During the first half of 2008, the First Pacific Group expanded the infrastructure, healthcare and plantation portfolio. In the Philippines, MPIC completed the conversion of its outstanding Pesos 750 million (US$16.7 million) convertible notes for a 33 per cent equity interest in Medical Doctors, Inc. MPIC also acquired a 34 per cent interest in Davao Doctors Hospital, the leading institution in southern Mindanao, for a consideration of Pesos 498 million (US$11.1 million). Subsequent to the first half of 2008, MPIC increased its effective interest in Maynilad to 51 per cent on a fully diluted basis from 42 per cent, and agreed to acquire 67.1 per cent interest in the Manila North Tollways Corporation.

In Indonesia, Indofood expanded its portfolio with the subscription of a 60 per cent interest in a sugar cane plantation company for Rupiah 375 billion (US$40.7 million) in May 2008 and in August, signed a non-binding MOU to acquire an effective 68.6 per cent interest in Indolakto, the leading producer of dairy products in Indonesia.

Outlook

The slowing global economy, continued albeit abating inflationary pressure, and weak capital markets have added challenges to the operating environment of our businesses. However, their robust fundamentals provide the assurance that earnings prospects for the full year remains strong. We are firmly committed and focused on achieving our operational and profit targets for 2008.

PLDT

Philippine Long Distance Telephone Company (PLDT)'s profit momentum last year was carried through in its 2008 first half performance. The increase in cellular, broadband and data service revenues, helped by gains on certain derivative transactions, were the main profit drivers. Profit contribution to the Group improved by 26 per cent to US$106.9 million (1H07: US$84.6 million) representing 67 per cent of First Pacific's aggregate profit contribution from operations of subsidiary and associated companies.

- Consolidated net income increased 13% to Pesos 19.3 billion (US$456.5 million)
- Core net income increased 9% to Pesos 18.7 billion (US$442.3 million)
- Consolidated service revenues increased 5% to Pesos 70.3 billion (US$1,662.7 million)
- Consolidated EBITDA increased by 4% to Pesos 43.8 billion (US$1,036.0 million)
- Consolidated EBITDA margin was stable at 62% of service revenues
- Consolidated Free Cash Flow improved 16% to Pesos 28.2 billion (US$667.0 million)
- Cellular subscriber base reached 33.2 million as of end-June 2008
- Total broadband subscribers stood at 758,000 and total revenue contribution from broadband and internet services increased 53% to Pesos 5.1 billion (US$120.6 million)
- Interim dividend of Pesos 70 (US$1.56) per common share declared

In peso terms, PLDT's consolidated core net income before foreign exchange translation and derivative gains increased by 9 per cent to Pesos 18.7 billion (US$442.3 million) (1H07: Pesos 17.2 billion; US$361.4 million) reflecting enhancement in service revenues and in EBITDA, and lower financing costs. Reported net income improved by 13 per cent to Pesos 19.3 billion (US$456.5 million) (1H07: Pesos 17.1 billion; US$357.2 million) resulting from an increase in net foreign exchange and derivative gains. In U.S. dollar terms, consolidated core net income and reported net income increased by 22 per cent and 28 per cent, respectively.

Consolidated service revenues increased by 5 per cent to Pesos 70.3 billion (US$1,662.7 million) (1H07: Pesos 67.1 billion; US$1,410.0 million), arising mainly from higher revenues in the cellular and broadband businesses. Approximately 27 per cent of PLDT Group's service revenues are linked to the U.S. dollar. As hedge contracts were taken out to partially cover 2008 dollar exposures, only 12 per cent of first half 2008 revenues were affected by the peso's movement. Had the peso remained stable, consolidated services revenues would have been 2 per cent higher. Consolidated EBITDA improved by 4 per cent to Pesos 43.8 billion (US$1,036.0 million) (1H07: Pesos 41.9 billion; US$880.4 million) and EBITDA margin was stable at 62 per cent (1H07: 62 per cent) of service revenues.

Demand for broadband services in the Philippines is expected to increase as the cost of computers, laptops and access devices continue to fall to more affordable levels, coupled with the availability of low-denomination prepaid top-up packages.

Guidance for consolidated capital expenditure for the full year 2008 has been increased 12 per cent to Pesos 28.5 billion (US$634.7 million) from the original guidance of Pesos 25.4 billion (US$565.7 million) to support the higher than expected wireless and broadband subscriber growth and accelerated investments in wireless broadband capacity.

PLDT's consolidated free cash flow increased 16 per cent to Pesos 28.2 billion (US$667.0 million) (1H07: Pesos 24.4 billion; US$512.7 million) after capital expenditure of Pesos 8.7 billion (US$205.8 million) (1H07: Pesos 10.0 billion; US$210.1 million).

As at the end of June 2008, PLDT's consolidated debt and net debt stood at US$1.6 billion and US$0.9 billion, respectively. Net debt to EBITDA ratio remained strong at 0.5 times.

PLDT declared an interim dividend of Pesos 70 (US$1.56) per share (1H07: Pesos 60; US$1.26), representing 70 per cent payout of its core earnings during the period. Its strong free cash flow allows it to implement effectively its capital management program by way of significant dividend payout, and to pursue its business expansion plans in concurrent fashion. The PLDT board has approved two (2) share sequential buyback programs of two (2) million shares each. As at 16 July 2008, PLDT has bought back approximately 1.74 million shares into treasury with an average cost of Pesos 2,532 (US$59.90) per share.

Wireless Smart and Piltel's segment-specific marketing approach and the availability of value-driven packages for prepaid subscribers form the backbone of their growth momentum.

Smart and Piltel's consolidated wireless service revenues increased 7 per cent to Pesos 45.8 billion (US$1,083.3 million) (1H07: Pesos 43.0 billion; US$903.6 million) resulting from an 11 percent increase in cellular data revenues, and a 109 per cent growth in wireless broadband revenues. Net blended ARPU declined 16 per cent to Pesos 220 (US$5.2). However, margins were preserved as subscriber acquisition costs continued to decline. Prepaid subscriber acquisition cost remained at approximately 22 per cent of the net blended prepaid ARPU of Pesos 206 (US$4.9).

Consolidated wireless EBITDA increased 5 per cent to Pesos 29.7 billion (US$702.5 million) (1H07: Pesos 28.2 billion; US$592.6 million) and EBITDA margins slightly declined to 65 per cent (1H07: 66 per cent) reflecting a one-off charge within the satellite business in the first quarter 2008.

The combined GSM subscriber base of Smart and Piltel's *Talk 'N Text* grew by 3.2 million to 33.2 million (31 December 2007: 30.0 million) representing approximately 54 per cent subscriber market share and 59 per cent of revenue market share. The sustained subscriber growth was largely driven by the availability of a wide range of attractive and affordable promotion packages. The promotions offer rates for as low as Peso 0.15 (U.S. 0.33 cent) per text message and voice rates from Peso 1 (U.S. 2.23 cents) to Pesos 2 (U.S. 4.45 cents) per minute. At the end of June 2008, the cellular penetration rate in the Philippines was approximately 68 per cent, inclusive of multiple-SIM ownership.

The subscriber base of *SmartBro*, Smart's wireless broadband service, increased 35 per cent to 408,000 from the end of 2007.

Smart launched two new services: the prepaid variant of *Plug-It*, which allows internet access through a portable wireless modem; and *Uzzap*, the Philippine's first flat-rate, all-in-one, unlimited instant messaging service that allows users to merge several messaging services such as SMS, instant messaging, and email into one mobile phone.

Smart will attract new subscribers and retain existing subscribers by continuing to segment the market to identify its customers' usage patterns and to introduce a variety of packages to address their needs and affordability. It will also continue with its innovation initiatives in order to offer new and relevant value-added services. Growth in the wireless subscriber base may slow down in the second half of 2008 due to the negative impact of inflation.

Fixed Line reported modest growth as a result of higher contribution from data services including revenues from DSL and connectivity and bundled products offered to corporate clients.

Fixed Line service revenues increased 4 per cent to Pesos 24.6 billion (US$581.8 million) (1H07: Pesos 23.7 billion; US$498.0 million) on account of increases in data services revenues, stable local exchange and national long distance (NLD) call revenues, offset by a decrease in international long distance (ILD) revenues. Lower ILD revenues were due to the negative impact of the stronger peso, a reduction in average termination rates and lower call volumes.

Contribution from data service increased 23 per cent to Pesos 9.0 billion (US$212.9 million) which accounted for 36 per cent of fixed line service revenues. EBITDA improved 3 per cent to Pesos 13.6 billion (US$321.7 million) (1H07: Pesos 13.2 billion; US$277.4 million) and EBITDA margins declined slightly to 55 per cent (1H07: 56 per cent).

PLDT's retail DSL subscriber base grew 27 per cent to approximately 335,000 (31 December 2007: 264,000). Revenues improved 44 per cent to Pesos 2.5 billion (US$59.1 million) (1H07: Pesos 1.8 billion; US$37.8 million) which accounted for 51 per cent of PLDT Group's broadband and internet revenues.

PLDT Group's DSL, wireless broadband and internet service revenues increased 53 per cent to Pesos 5.1 billion (US$120.6 million) (1H07: Pesos 3.3 billion; US$69.3 million) and combined subscriber base grew 31 per cent to 758,000 from 579,000 at 31 December 2007.

In March 2008, PLDT launched *PLDT Landline Plus* (PLP), a prepaid fixed-wireless telephone service. PLP runs on a combined fixed and wireless platform which makes available a fixed-wireless telephone line to subscribers in areas with limited or no available PLDT fixed line facilities. This service offers a large amount of local voice minutes and data services within a designated calling area for a fixed monthly service fee. Subscribers reached over 116,000 as at the end of June 2008.

The fixed line business is undergoing a transformation program that includes a change-out of the legacy network to an all-IP next generation network (NGN). It is also focusing on quality and service improvement that includes the shortening of response and restoration times and spending to upgrade its outside plant facilities.

Information and Communications Technology (ICT) ePLDT provides knowledge processing solutions (KPS) (also known as "business process outsourcing") services primarily through the SPi Group, and customer interaction (CIS) (also known as the "call center") services under the *Ventus* brand.

ePLDT service revenues increased 3 per cent to Pesos 5.0 billion (US$118.3 million) (1H07: Pesos 4.8 billion; US$100.9 million) resulting from an 8 per cent and 15 per cent revenue improvement from its call center group, Ventus, and Vitro data center, respectively. This was partially offset by lower revenues from legal discovery and medical transcription services of SPi. During the period, Ventus and SPi recorded service revenues of Pesos 1.6 billion (US$37.8 million) (1H07: Pesos 1.5 billion; US$31.5 million) and Pesos 2.5 billion (US$59.1 million) (1H07: Pesos 2.6 billion; US$54.6 million), respectively, which accounted for approximately 85 per cent of ePLDT's total service revenues. EBITDA decreased 12 per cent to Pesos 481 million (US$11.4 million) (1H07: Pesos 545 million; US$11.5 million) while EBITDA margins declined to 10 per cent (1H07: 11 per cent). This was largely due to the negative impact of the peso appreciation on the largely dollar-denominated revenue base as well as higher levels of compensation, rent and maintenance expenses.

Ventus currently has over 5,770 customer service representatives and over 6,500 seats operating in seven facilities. It is in the process of signing new contracts with existing top customers and new clients.

SPi has over 7,500 staff working 15 facilities of which 57 per cent are located in the Philippines and the balance in USA, India and Vietnam. Healthcare, publishing, and legal verticals accounted for 45 per cent, 35 per cent and 20 per cent of BPO's revenues for the first half of 2008, respectively. The performance of publishing and medical billing businesses are broadly in-line with expectations, while the legal discovery and medical transcription businesses require further sales efforts and efficiency enhancement.

Outlook

The Philippine economic growth in the second half of 2008 is expected to be constrained by the global slowdown aggravated by high oil prices. There are the possible adverse effect from higher oil and food prices on consumer demand. However, the continuing inflow of remittances from overseas Filipino workers are expected to provide resiliency to spending.

PLDT's first half 2008 results did not reflect any significant impact from inflation, the second half performance may reflect a lag effect of softening consumer demand and rising operating costs. PLDT will continue to offer a wide range of product and service packages and promotions suited to the needs and budgets of its customers. It has also tightened its efforts to manage its costs in order to preserve margins.

Reconciliation of Reported Results Between PLDT and First Pacific

PLDT's operations are principally denominated in peso, which averaged Pesos 42.28 (1H07: 47.59) to the U.S. dollar. Its financial results are prepared under Philippine Generally Accepted Accounting Principles (GAAP) and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on International Financial Reporting Standards (IFRSs), however, certain adjustments need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	**2008**	2007
Net income under Philippine GAAP	**19,270**	17,002
Preference dividends[i]	**(44)**	(44)
Net income attributable to common shareholders	**19,226**	16,958
Differing accounting treatments[ii]		
– Reclassification of non-recurring items	**–**	679
– Others	**(1,435)**	(1,505)
Intragroup items[iii]	**150**	150
Adjusted net income under Hong Kong GAAP	**17,941**	16,282
Foreign exchange and derivative gains[iv]	**(563)**	(527)
PLDT's net income as reported by First Pacific	**17,378**	15,755

US$ millions		
Net income at prevailing average rates for 1H08: Pesos 42.28 and 1H07: Pesos 47.59	**411.0**	331.1
Contribution to First Pacific Group profit, at an average shareholding of 1H08: 26.0% and 1H07: 25.6%	**106.9**	84.6

(i) First Pacific presents net income after deduction of preference dividends.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustment includes:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 1H07, Pesos 0.7 billion additional accelerated depreciation expenses due to migration to Next Generation Network was excluded and presented separately as non-recurring items.*

(iii) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(iv) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.

PT Indofood Sukses Makmur Tbk (Indofood)'s contribution to the Group increased 150.5 per cent to US$50.6 million (1H07: US$20.2 million).

- Contribution increased 150.5 per cent to US$50.6 million
- Consolidated net sales increased 53.8 per cent to Rupiah 18,922.2 billion (US$2,044.8 million)
- EBIT margin increased to 13.6 per cent
- Consolidated net debt increased 17.3 per cent to Rupiah 9,212.6 billion (US$998.6 million) from 31 December 2007
- Net gearing increased to 1.22 times

Consolidated net sales rose 53.8 per cent to Rupiah 18,922.2 billion (US$2,044.8 million) (1H07: Rupiah 12,301.5 billion; US$1,360.0 million) driven by the consolidation of Lonsum this year, and by price increases of its existing branded products. Indofood's four strategic businesses namely, Consumer Branded Products, Bogasari, Agribusiness, and Distribution – contributed 30.3 per cent, 30.1 per cent, 28.2 per cent and 11.4 per cent to consolidated net sales, respectively.

Consolidated operating expenses increased 44.8 per cent to Rupiah 2,296.6 billion (US$248.2 million) (1H07: Rupiah 1,586.3 billion; US$175.4 million) as a result of increased advertising and promotion expenses, export taxes, employee and fuel related costs. EBIT margin increased to 13.6 per cent (1H07: 8.1 per cent) principally due to higher net sales. Net income improved by 125.3 per cent to Rupiah 827.4 billion (US$89.4 million) (1H07: Rupiah 367.2 billion; US$40.6 million) as a result of improvement in operating income despite higher interest expense.

Consolidated net debt increased by 17.3 per cent to Rupiah 9,212.6 billion (US$998.6 million) (31 Dec 2007: Rupiah 7,850.6 billion; US$833.3 million) reflecting the new borrowings to finance working capital requirements. Net gearing rose slightly to 1.22 times from 1.10 times at 31 December 2007 due to higher debt levels, including larger trust receipt from wheat importation.

Refinancing

In June 2008, Indofood repaid its Rupiah 1.2 trillion (US$130.0 million) rupiah bond out of internal cash resources and short term borrowings.

SIMP, subsidiary of IndoAgri, completed in July 2008 the refinancing of US$180 million and Rupiah 2.4 trillion (US$260.6 million) bridging loan for the Lonsum acquisition. In April 2008, SIMP obtained a 5-year term loan for the purpose of refinancing US$160 million. In July 2008, SIMP completed the refinancing process of the remaining bridging loan facility of US$20 million and Rupiah 2.4 trillion (US$260.6 million) by restructuring the US$10 million and Rupiah 1.0 trillion (US$108.4 million) into a 5-year term loan, and the other Rupiah 1.3 trillion (US$140.9 million) into one year term loan. The remaining US$10 million and Rupiah 0.1 trillion (US$10.8 million) will be paid using internal cash upon its maturity.

Treasury Stock

To comply with the new company law on Treasury Stock, Indofood completed the sale of part of its treasury stock equivalent to 251.8 million shares to a strategic investor, Societe Rennes S.A.R.L., the wholly owned subsidiary of Zurich Assets International Ltd, on 15 August 2008. The remaining 663.8 million treasury shares held from a previous buyback exercise had been cancelled. As a result, First Pacific's interest in Indofood reduced from 51.5 per cent to 50.1 per cent.

Consumer Branded Products

Total sales of this business group improved by 30.3 per cent to Rupiah 5,902.5 billion (US$637.8 million) (1H07: Rupiah 4,529.3 billion; US$500.8 million).

Noodles *Indomie, Sarimi, Supermi, Sakura, Pop Mie and Mi Telur 3 ayam* remained popular brands, renowned for its quality. This division has annual production capacity of 15.1 billion packs. As the market leader, Indofood was able to lead in price increases to cover the increase in input costs.

Sales increased 33.6 per cent to Rupiah 5,287.5 billion (US$571.4 million) (1H07: Rupiah 3,957.8 billion; US$437.6 million) reflecting higher average selling price. Sales volume declined 10.3 per cent to 5.5 billion packs as the volume of lower value products were adversely affected by the increases in selling prices. Despite the persistent high raw material costs, most notably flour and cooking oils, EBIT margin slightly improved to 2.9 per cent (1H07: 2.7 per cent).

Food seasonings Sales declined 1.5 per cent to Rupiah 201.7 billion (US$21.8 million) (1H07: Rupiah 204.7 billion; US$22.7 million), largely due to a 3.0 per cent decrease in sales volume to 25.3 thousand tons (1H07: 26.1 thousand tons). EBIT margin decreased to 3.6 per cent (1H07: 6.5 per cent) reflecting higher raw material and packaging costs.

Snack foods Sales increased 24.9 per cent to Rupiah 241.0 billion (US$26.0 million) (1H07: Rupiah 192.9 billion; US$21.3 million) from increased volume and higher selling price. Sales volume increased to 5,389 tons (1H07: 4,730 tons) with significant contribution from chipping products (potato and cassava). EBIT margin declined to 0.3 per cent (1H07: 0.6 per cent) as a result of higher raw material costs for cooking oil and freight cost.

Nutrition and special food Sales slightly decreased to Rupiah 172.3 billion (US$18.6 million) (1H07: Rupiah 173.9 billion; US$19.2 million) despite a 11.1 per cent decrease in sales volume to 5,369 tons (1H07: 6,043 tons) due to increase in selling prices. EBIT margin decreased to 9.7 per cent (1H07: 12.2 per cent).

Bogasari

Bogasari group's current annual milling capacity is 3.8 million tons of flour. It also manufactures pasta for both domestic and international markets. During the period, the wheat price remained high due to the unfavorable weather conditions and demand increases from high growth countries. Indofood currently imports most of its wheat from Australia, United States and Canada.

Bogasari maintained its leadership in Indonesia's flour market. Sales increased 42.3 per cent to Rupiah 7,262.9 billion (US$784.8 million) (1H07: Rupiah 5,102.9 billion; US$564.2 million) principally driven by higher average selling prices for all products in line with the increase in wheat costs. Sales volume of flour decreased 20.7 per cent to 987.7 thousand tons (1H07: 1.2 million tons) due to contraction in demand due to much higher flour price. Sales volume of pasta improved 3.5 per cent to 15.9 thousand tons (1H07: 15.4 thousand tons) from increased export. EBIT margin improved to 10.1 per cent (1H07: 8.9 per cent).

Agribusiness (Previously named Edible Oils and Fats)

Agribusiness operates mainly under PT Salim Ivomas Pratama, a subsidiary of IndoAgri which was listed on the Singapore Stock Exchange. Indofood currently holds approximately 57.8 per cent effective interest in IndoAgri. Through its three operational divisions – plantations, cooking oils and fats (COF) and commodities – IndoAgri's principal activities involve research and development, oil palm seed breeding, cultivation as well as refining, branding and marketing of cooking oils, margarine and shortening.

Agribusiness consolidated sales increased 137.4 per cent to Rupiah 7,934.4 billion (US$857.4 million) (1H07: Rupiah 3,342.0 billion; US$369.5 million) reflecting the consolidation of Lonsum and a higher average selling price as a result of a higher Crude Palm Oil (CPO) price, and higher sales volume of CPO and branded cooking oil. EBIT margin improved to 22.5 per cent (1H07: 12.9 per cent) as a result of improved margins from all operational divisions.

In July 2008, IndoAgri completed the subscription of a 60.0 per cent equity interest in an integrated sugarcane plantation company, PT Lajuperdana Indah, for a consideration of Rupiah 375 billion (US$40.7 million). IndoAgri's expansion into the sugar industry is an exciting growth prospect given population growth, the rapid development of the processed food and beverage industries, and the development of sugar-based alternative fuel in Indonesia. IndoAgri plans by 2011 to have 18,600 hectares of sugarcane planted and the main sugar processing facilities fully operated. Development cost from raw land to planted area is approximately US$1,200 per hectare and replanting cost is approximately US$900 per hectare.

Plantations

Sales increased 3.4 times to Rupiah 3,706.5 billion (US$400.5 million) (1H07: Rupiah 835.8 billion; US$92.4 million) resulting from the consolidation of Lonsum, a significant increase of CPO price and higher sales volume. Sales volume increased 179.7 per cent to 470.2 thousand tons. EBIT margin declined to 42.4 per cent (1H07: 47.4 per cent) reflecting higher fertilizer and labor costs.

At the end of June 2008, IndoAgri had consolidated land bank of 407,171 hectares of which 168,456 hectares were planted with oil palm and 121,927 hectares were mature. Agribusiness plans to have 250,000 hectares of oil palm planted by 2010 from 161,457 hectares at the end of 2007. Additional planted area in the first half of 2008 is 7,000 hectares.

Cooking Oils and Fats (COF)

The acquisition of Lonsum in 2007 secured a stable supply of high quality CPO for IndoAgri's premium branded products. Sales increased 77.6 per cent to Rupiah 3,345.7 billion (US$361.6 million) (1H07: 1,883.6 billion; US$208.2 million) resulting from higher sales volume of cooking oils and average selling price of cooking oils, margarine and shortenings in the domestic market. Sales volume of cooking oils increased 18.2 per cent to 207.7 thousand tons (1H07: 175.6 thousand tons) with consumers switching to a branded product due to the narrower price gap to bulk oil. Sales volume of margarine and shortenings declined 8.4 per cent to 80.9 thousand tons (1H07: 88.4 thousand tons) due to lower demand from industrial customers. EBIT margin improved to 4.4 per cent (1H07: 0.9 per cent) due to improved capacity utilization and cost efficiency measures.

Commodity

Sales increased 41.7 per cent to Rupiah 882.2 billion (US$95.3 million) (1H07: Rupiah 622.6 billion; US$68.9 million) reflecting higher average selling price of CNO and palm oil-based products. Sales volume of olein decreased 37.3 per cent to 20.0 thousand tons (1H07: 31.9 thousand tons) while CNO decreased 5.8 per cent to 57.0 thousand tons (1H07: 60.5 thousand tons). EBIT margin significantly improved to 8.1 per cent (1H07:2.5 per cent) due to higher average selling prices.

Distribution

Indofood's stock point distribution system is the most extensive distribution network in Indonesia. Sales increased 28.5 per cent to Rupiah 2,152.2 billion (US$232.6 million) (1H07: Rupiah 1,674.6 billion; US$185.1 million) due to higher selling prices of the products distributed and this was enhanced with supply and delivery efficiencies, wider and deeper market penetration. The increase in fuel prices continue to add pressure to the operating costs of this business group resulting EBIT margin declined to 1.6 per cent (1H07: 2.1 per cent).

The installation of the new IT system in all stock points is on schedule to be completed by the end of this year. This division will further expand distribution coverage in rural areas and deepen market penetration.

Outlook

Indofood group's vertically integrated structure with its branded products is well positioned to respond to the challenges from inflation, high oil and soft commodity costs. Its principal business groups will further strengthen their market leadership and brand equity through brand identity and loyalty programs, as well as their specific production and cost efficiency initiatives to cope with raw material cost increases.

The prospect for CPO remains positive as palm oil is currently the cheapest vegetable oil, demand from China and India remains high and demand for biodiesel is increasing. Agribusiness continues to focus on improving plantation yields, executing new planting programs and cost management in order to maintain efficiency and profitability.

Reconciliation of Reported Results Between Indofood and First Pacific

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 9,254 (1H07: 9,045) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Rupiah billions	**2008**	2007 (Restated)
Net income under Indonesian GAAP	**827**	367
Differing accounting treatments[(i)]		
– Reclassification of non-recurring items	**21**	29
– Gain on changes in fair value of plantations	**228**	62
– Foreign exchange accounting	**27**	27
– Others	**41**	(55)
Adjusted net income under Hong Kong GAAP	**1,144**	430
Foreign exchange and derivative gains[(ii)]	**(7)**	(13)
Gain on changes in fair value of plantations[(ii)]	**(228)**	(62)
Indofood's net income as reported by First Pacific	**909**	355

US$ millions		
Net income at prevailing average rates for 1H08: Rupiah 9,254 and 1H07: Rupiah 9,045	**98.2**	39.2
Contribution to First Pacific Group profit, at an average shareholding of 1H08: 51.5% and 1H07: 51.5%	**50.6**	20.2

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 1H08 of Rupiah 21 billion represents Rupiah 25 billion of manpower rightsizing costs (1H07: Rupiah 29 billion), partly offset by Rupiah 4 billion of gain on settlement of insurance claim (1H2007: nil).*
- *Gain on changes in fair value of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on a historical cost basis. Hong Kong Accounting Standard (HKAS) 41 "Agriculture" requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the change in fair value of plantations during the period.*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.*

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) and gain on changes in fair value of plantations are excluded and presented separately.

Metro Pacific Investments Corporation (MPIC) is expanding its core business portfolio with the view to becoming the leading infrastructure group in the Philippines. MPIC's contribution to the Group amounted to US$1.1 million (1H07: loss of US$1.5 million (restated)).

- Core net income improved to Pesos 24.5 million (US$0.6 million)
- A non-recurring income Pesos 337.0 million (US$8.0 million)
- Reported net income slightly improved to Pesos 361.5 million (US$8.6 million)

In July 2008, MPIC increased its interest in Maynilad Water Services, Inc. (Maynilad) through the acquisition of the entire convertible notes issued by DMCI-MPIC Water Company (DMWC) and held by Ashmore Investment Management Limited and First Pacific. MPIC's interest in DMWC and Maynilad increased to approximately 55 per cent and 51 per cent on a fully diluted basis respectively.

MPIC is developing the first nationwide premier healthcare chain in the Philippines, having acquired in January 2008 a 33.4 per cent ownership in Medical Doctors, Inc. (MDI) and in May 2008 a 34 per cent interest in Davao Doctors Hospital (DDH).

DDH is the largest private hospital in Davao City with 250 beds and considered the best medical facility in Mindanao. DDH operates a teaching institution through its wholly-owned subsidiary, Davao Doctors College Inc., which currently has approximately 4,000 students taking courses in nursing, radiologic technology, physical therapy, optometry, hotel and restaurant management and general education.

In August 2008, MPIC and MDI's wholly-owned subsidiary, Colinas Verdes Hospital Managers Corporation, secured an interim (6 months) management contract with the Roman Catholic Archbishop (RCAM) of Manila to manage and operate the Cardinal Santos Medical Center (CSMC). RCAM is in the process of evaluating candidates for the long-term management contract of the facility in which MPIC is expected to participate.

In August 2008, MPIC proposed to acquire a 99.84 per cent of First Philippine Infrastructure, Inc. (FPII) for a consideration of Pesos 12.3 billion (US$278.7 million). FPII owns 67.1 per cent of Manila North Tollways Corporation (MNTC) which holds the concession of the North Luzon Expressway (NLEX) until 2030 and a 46 per cent of the NLEX operator, Tollways Management Corporation. MNTC is held by First Philippine Holdings Corporation and Benpres Holdings Corporation through FPII. The transaction also involves a general offer of Pesos 2.46706 (U.S. 5.5 cents) per share to FPII's minority shareholders who have ownership of 0.16 per cent in FPII. .

MPIC's efforts at improving processes in water distribution and employing technology in healthcare contributed to its improved operational performance. Core net income rose to Pesos 24.5 million (US$0.6 million) (1H07: restated core net loss of Pesos 43.9 million, US$0.9 million) reflecting a 56 per cent increase in core income contribution of Pesos 507.5 million (US$12.0 million) (1H07: restated core net income of Pesos 325.6 million, US$6.8 million) from Maynilad and Pesos 35.5 million (US$0.8 million) from MDI. Non-recurring income (net) of Pesos 337.0 million (US$8.0 million) representing the excess of the fair value of the acquired interest in MDI over the acquisition cost was partly offset by foreign exchange losses in DMWC and Maynilad. Reported net income improved slightly to Pesos 361.5 million (US$8.6 million) (1H07: Pesos 359.1 million, US$7.5 million).

Maynilad's sole water distribution concession for the western half of Metro Manila runs until 2022. It currently serves 6.2 million out of 9 million population within the concession. Maynilad was released from corporate rehabilitation in February 2008 and this enabled the company with greater financial flexibility to accelerate the expansion of its services and upgrade its distribution network. During the period, Maynilad invested Pesos 4.6 billion (US$108.8 million) in installing and replacing pipelines, constructing new water services connections and re-activating pumping stations.

During first half of 2008, Maynilad achieved operational improvements in new water supply connections and lower non-revenue water. Non-revenue water was reduced to 63.8 per cent in June 2008 from 65.1 per cent in June 2007. Total billed water volume rose 5.9 per cent to 149.3 million cubic meters and total billed customers increased 4.2 per cent to 725,054 as compared with 30 June 2007.

Maynilad's net contribution to MPIC's core net income increased to Pesos 24.9 million (US$0.6 million) (1H07: a loss of Pesos 55.5 million; US$1.2 million).

MDI operates and manages the **Makati Medical Center** (Makati Med). In January 2008, MPIC fully converted Pesos 750 million (US$16.7 million) subordinated notes of MDI into a 33.4 per cent equity interest. This funding was used for a facilities improvement program which includes the construction of a new 12-storey medical building and an upgrade of its existing facilities and equipment. The new facilities will further strengthen Makati Med's position as a specialist treatment center, develop its brand as an international standard healthcare service provider.

MDI's net revenue improved 8.0 per cent to Pesos 1.4 billion (US$33.1 million) and core net income improved 1.5 per cent to Pesos 106.2 million (US$2.5 million) (1H07: Pesos 104.6 million; US$2.2 million) resulting from a higher average occupancy rate and the implementation of cost management programs.

During the period, demand for **Landco's** luxury residential resort developments and its first urban project ("Tribeca") in Metro Manila remained strong. Core net income declined to Pesos 17.9 million (US$0.4 million) (1H07: Pesos 110.3 million, US$2.3 million) reflecting the decline in revenue recognition as the pace of development slowed. Sales however improved 91 per cent to Pesos 2.7 billion (US$63.9 million) largely due to the success of the Tribeca project in southern Metro Manila. Approximately 82 per cent of all units in the first four towers have been sold. Landco is concurrently developing 17 projects which cover an area of 974 hectares and expects the pace of development to increase in the second half of the year.

Operating expenses increased 6.0 per cent to Pesos 889.1 million (US$21.0 million) (1H07: Pesos 838.4 million, US$17.6 million) with the increase in marketing costs associated with new projects. Interest expenses were Pesos 1.0 million (US$0.02 million) (1H07: Interest income of Pesos 47.6 million; US$1.0 million) as a result of higher debt level.

Outlook

MPIC continues to identify investments with long term growth potential and diversify into profitable non-cyclical businesses in Philippines. Underdeveloped infrastructure and an abundance of natural resources offer opportunities to MPIC to become a leading investment and management group in these sectors.

Maynilad plans to have 50 per cent of the concession area installed with meters by the end of 2008 with 100 per cent achievement by mid-2010. In addition to the improvements in the distribution network a newly established sales and marketing unit is implementing segment-specific services and programs.

MPIC is the single largest shareholder of MDI and DDH which are amongst the leading private hospitals in the Philippines. The successful turnaround at Makati Med enables MPIC to introduce similar disciplines to DDH and CSMC in order to improve efficiencies, performance and strengthen its market position and brand. The investment in DDH and an interim management contract at CSMC is part of MPIC's vision of developing the first nationwide premiere healthcare chain in the Philippines. MPIC management is currently evaluating opportunities to expand this healthcare business through the acquisition of additional hospitals.

Reconciliation of Reported Results Between MPIC and First Pacific

MPIC's operations are principally denominated in peso, which averaged Pesos 42.28 (1H07: 47.59) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to MPIC's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	**2008**	2007 (Restated)(i)
Net income under Philippine GAAP	**362**	359
Differing accounting treatments(ii)		
– Reclassification of non-recurring items	**(610)**	404
– Revenue recognition regarding pre-completion contracts for sale of development properties	**29**	(33)
Adjusted net (loss)/income under Hong Kong GAAP	**(219)**	730
Foreign exchange and derivative losses/(gains)(iii)	**273**	(807)
MPIC's net income/(loss) as reported by First Pacific	**54**	(77)

US$ millions		
Net income/(loss) at prevailing average rates for 1H08: Pesos 42.28 and 1H07: Pesos 47.59	**1.3**	(1.6)
Contribution to First Pacific Group profit, at an average shareholding of 1H08: 85.6% and 1H07: 93.5%	**1.1**	(1.5)

(i) MPIC has restated its net income for 1H07 from Pesos 568 million to Pesos 359 million as a result of its retrospective adoption of HK (IFRIC)-Int 12 "Service Concession Arrangements".

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 1H08 of Pesos 0.6 billion principally represents a gain on sale of assets of Pesos 0.3 billion, a recognition of the excess of the fair value of the acquired interest in MDI over the acquisition cost paid for it as income of Pesos 0.2 billion and gain realized from debt settlement of Pesos 0.1 billion. Adjustment for 1H07 of Pesos 0.4 billion principally represents Pesos 1.8 billion of interest expenses accreted for the convertible notes issued to First Pacific and Ashmore and transaction and financing expenses related to the acquisition of Maynilad and Pesos 0.3 billion provisions for an investment in a real estate associated company and various assets, partly offset by the recognition of Pesos 1.7 billion excess of the fair value of the acquired interest in Maynilad over the acquisition cost paid for it as income.*
- *Revenue recognition regarding pre-completion contracts for sale of development properties: Under Philippine GAAP, MPIC recognizes revenue from pre-completion contracts for sale of development properties based on the percentage of completion method. HKAS 18 "Revenue" and Hong Kong Interpretation 3 "Revenue – Pre-completion Contracts for the Sale of Development Properties" requires the recognition of revenue for such contracts based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the properties to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the properties sold.*

(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative losses/gains (net of related tax) are excluded and presented separately.

Liquidity and Financial Resources

Net Debt and Gearing

An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

	At 30 June 2008			At 31 December 2007		
	Net debt	**Total equity**	**Gearing (times)**	Net debt	Total equity	Gearing (times)
US$ millions					(Restated)	(Restated)
Head Office	**395.6**	**1,555.1**	**0.25x**	532.4	1,542.8	0.35x
Indofood	**998.6**	**1,555.3**	**0.64x**	833.3	1,361.4	0.61x
MPIC	**157.9**	**71.6**	**2.21x**	78.1	69.9	1.12x
Group adjustments[(i)]	**–**	**(840.1)**	**–**	–	(845.0)	–
Total	**1,552.1**	**2,341.9**	**0.66x**	1,443.8	2,129.1	0.68x

Associated

	At 30 June 2008			At 31 December 2007		
US$ millions	**Net debt**	**Total equity**	**Gearing (times)**	Net debt	Total equity	Gearing (times)
PLDT	**1,074.4**	**2,359.2**	**0.46x**	1,046.3	2,725.6	0.38x

(i) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's retained earnings and other standard consolidation adjustments to present the Group as a single economic entity.

Head Office's gearing declined principally because of dividends received from PLDT and loan repayment from DMWC. Indofood's gearing increased mainly because of an increase in its net debts principally for working capital purposes. MPIC's net debt increased principally due to new borrowings for financing its advances to Maynilad for the purpose of funding Maynilad's debt repayments and exit from corporate rehabilitation in February 2008. PLDT's gearing increased as dividend payment and share buyback reduced total equity.

The Group's gearing continued to improve to 0.66 times level principally as a result of the growth of the Group's total equity as a result of the recorded profit for the period.

Net Debt and Gearing



Net debt
US$ billions
Gearing
(times)
1.8
1.5
1.2
0.9
0.6
0.3
0
1.2
1.0
0.8
0.6
0.4
0.2
0
07
08
Gearing (times)
Net debt
30 June 2008
31 December 2007

Maturity Profile of Consolidated Debt 30 June 2008



2%
43%
46%
9%

	US$ millions
Within one year	993.9
One to two years	199.9
Two to five years	1,084.6
Over five years	53.6
Total	**2,332.0**

Maturity Profile of Consolidated Debt 31 December 2007



3%
49%
40%
8%

	US$ millions
Within one year	1,000.1
One to two years	169.8
Two to five years	825.2
Over five years	49.5
Total	**2,044.6**

Maturity Profile

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

	Carrying amounts		Nominal values	
US$ millions	**At 30 June 2008**	At 31 December 2007	**At 30 June 2008**	At 31 December 2007
Within one year	**993.9**	1,000.1	**994.0**	1,000.4
One to two years	**199.9**	169.8	**202.5**	170.0
Two to five years	**1,084.6**	825.2	**1,093.7**	834.7
Over five years	**53.6**	49.5	**54.0**	49.9
Total	**2,332.0**	2,044.6	**2,344.2**	2,055.0

The change in the Group's debt maturity profile at 30 June 2008 principally reflects Indofood's refinancing of some of its short-term debts arranged for the acquisition of Lonsum by longer term credit facilities and new short-term debts arranged for working capital purposes.

Associated

	PLDT			
	Carrying amounts		Nominal values	
US$ millions	**At 30 June 2008**	At 31 December 2007	**At 30 June 2008**	At 31 December 2007
Within one year	**155.1**	176.1	**155.4**	178.4
One to two years	**340.0**	286.5	**344.1**	288.8
Two to five years	**463.3**	484.9	**467.5**	490.0
Over five years	**523.0**	521.5	**614.9**	620.1
Total	**1,481.4**	1,469.0	**1,581.9**	1,577.3

Charges on Group Assets

At 30 June 2008, certain bank and other borrowings were secured by the Group's property, plant and equipment, plantations, accounts receivable and inventories equating to a net book value of US$792.2 million (31 December 2007: US$658.4 million). Apart from these, the Head Office's US$649.9 million (31 December 2007: US$649.9 million) bank loans were secured by the Group's interest of 13.7 per cent (31 December 2007: 13.7 per cent) in PLDT.

Financial Risk Management

Foreign Currency Risk

(A) Company risk

As the Head Office debts are currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currency on a transactional basis. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, the Company is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's net asset value (NAV) relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 30 June 2008 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV[(i)] US$ millions	Effect on adjusted NAV per share HK cents
PLDT	26.4	6.38
Indofood	11.4	2.77
MPIC	0.8	0.18
Total	**38.6**	**9.33**

(i) Based on quoted share prices as at 30 June 2008 applied to the Group's economic interest

(B) Group risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Analysis of Total Borrowings by Currency


3%
45%
52%

	US$ millions
US$	1,222.9
Rupiah	1,037.3
Peso	71.8
Total	**2,332.0**

Peso and Rupiah Closing Rates against the U.S. Dollar


Peso
Rupiah
40
41
42
43
44
45
46
47
9,000
9,100
9,200
9,300
9,400
9,500
9,600
9,700
Jun 07
Sep 07
Dec 07
Mar 08
Jun 08
Aug 08
Peso
Rupiah

Net Debt by Currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Rupiah	Peso	Others	Total
Total borrowings	1,222.9	1,037.3	71.8	–	**2,332.0**
Cash and cash equivalents	(525.9)	(204.5)	(34.2)	(15.3)	**(779.9)**
Net Debt/(Cash)	697.0	832.8	37.6	(15.3)	**1,552.1**
Representing:					
Head Office	421.8	–	(25.0)	(1.2)	**395.6**
Indofood	179.9	832.8	–	(14.1)	**998.6**
MPIC	95.3	–	62.6	–	**157.9**
Net Debt/(Cash)	697.0	832.8	37.6	(15.3)	**1,552.1**

Associated

US$ millions	US$	Peso	Others	Total
PLDT	1,290.1	(211.6)	(4.1)	**1,074.4**

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	**Group net profit effect**
Head Office[(i)]	421.8	–	421.8	–	**–**
Indofood	179.9	–	179.9	1.8	**0.6**
MPIC	95.3	–	95.3	1.0	**0.5**
PLDT	1,290.1	617.3	672.8	6.7	**1.1**
Total	1,987.1	617.3	1,369.8	9.5	**2.2**

(i) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines, Indonesia and Singapore. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines, Indonesia and Singapore is summarized as follows.

	Philippine Composite Index	Jakarta Composite Index	Singapore Straits Times Index
At 31 December 2007	3,621.6	2,745.8	3,465.6
At 30 June 2008	**2,459.9**	**2,349.1**	**2,947.5**
Decrease during first half of 2008	32.1%	14.4%	14.9%

Stock Market Indices


PCI
JCI/SSTI
3,800
3,600
3,400
3,200
3,000
2,800
2,600
2,400
3,500
3,300
3,100
2,900
2,700
2,500
2,300
2,100
Dec 07
Mar 08
Jun 08
Aug 08
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)
Singapore Straits Times Index (SSTI)

Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	Net debt
Head Office	–	641.9	(246.3)	**395.6**
Indofood	321.1	1,201.9	(524.4)	**998.6**
MPIC	72.1	95.0	(9.2)	**157.9**
Total	393.2	1,938.8	(779.9)	**1,552.1**

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	Net debt
PLDT	1,059.9	421.5	(407.0)	**1,074.4**

Interest Rate Profile


17%
83%

	US$ millions
Fixed	393.2
Variable	1,938.8
Total	**2,332.0**

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	Group net profit effect
Head Office	641.9	6.4	**6.4**
Indofood	1,201.9	12.0	**4.3**
MPIC	95.0	1.0	**0.5**
PLDT	421.5	4.2	**0.7**
Total	2,360.3	23.6	**11.9**

Share Price vs Adjusted NAV Per Share


HK$
12
10
8
6
4
2
0
8.56
2.61
4.92
1.75
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
Dec 07
Jun 08
Adjusted NAV per share
Share Price

Adjusted NAV by Country 30 June 2008


30%
70%

	US$ millions
■ Philippines	2,713.6
□ Indonesia	1,143.7
Total	**3,857.3**

Adjusted NAV Per Share

There follows a calculation of the Group's underlying worth.

US$ millions	Basis	**At 30 June 2008**	At 31 December 2007
PLDT	(i)	**2,636.8**	3,813.0
Indofood	(i)	**1,143.7**	1,201.8
MPIC	(i)	**76.8**	122.6
Head Office			
– Receivables	(ii)	**76.3**	138.9
– Net debt		**(395.6)**	(532.4)
– Derivative liability	(iii)	**–**	(6.3)
Total Valuation		**3,538.0**	4,737.6
Number of Ordinary Shares in Issue (millions)		**3,224.7**	3,224.1
Value per share			
– U.S. dollar		**1.10**	1.47
– HK dollars		**8.56**	11.46
Company's closing share price (HK$)		**4.92**	6.05
Share price discount to HK$ value per share (%)		**42.5**	47.2

(i) Based on quoted share prices applied to the Group's economic interest
(ii) Represents receivables from MPIC and DMWC
(iii) Represents the fair value of option element embedded in the Exchangeable Notes

Employee Information

The following information relates to the Head Office and its subsidiary companies.

For the six months ended 30 June US$ millions	**2008**	2007 (Restated)
Employee Remuneration (including Directors' Remuneration)		
Basic salaries	**87.0**	72.4
Bonuses	**30.3**	17.9
Benefits in kind	**26.4**	17.6
Pension costs		
– Defined benefit plans	**25.3**	10.0
– Defined contribution plans	**1.9**	2.1
Equity-settled share option expense	**11.1**	0.9
Total	**182.0**	120.9

	2008	2007 (Restated)
Number of Employees		
– At 30 June	**62,480**	49,493
– Average for the period	**62,463**	49,580

For details regarding the Group's remuneration policies for Directors and senior executives, please refer to pages 55 and 56 of the Company's 2007 Annual Report.

Condensed Consolidated Profit and Loss Statement

For the six months ended 30 June US$ millions	Notes	(Unaudited) **2008**	 2007 (Restated)[i]
Turnover	2	**2,062.3**	1,375.1
Cost of sales		**(1,512.0)**	(1,083.3)
Gross Profit		**550.3**	291.8
Gain on divestments and dilutions		**9.8**	292.2
Distribution costs		**(165.7)**	(111.5)
Administrative expenses		**(120.4)**	(78.7)
Other operating income/(expenses), net		**81.9**	(2.2)
Net borrowing costs	3	**(60.4)**	(61.3)
Share of profits less losses of associated companies and joint ventures		**113.8**	112.2
Profit Before Taxation	4	**409.3**	442.5
Taxation	5	**(103.8)**	(54.9)
Profit for the Period		**305.5**	387.6
Attributable to:			
Equity holders of the parent	6	**156.8**	297.5
Minority interest		**148.7**	90.1
		305.5	387.6
Ordinary Share Dividend	7		
U.S. 0.38 cent (2007: U.S. 0.26 cent) per share		**12.3**	8.2
Earnings Per Share Attributable to Equity Holders of the Parent (U.S. cents)	8		
Basic		**4.86**	9.28
Diluted		**4.66**	9.08

(i) Refer to Note 1(B)

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Balance Sheet

US$ millions	Notes	(Unaudited) At 30 June 2008	At 31 December 2007 (Restated)[i]
Non-current Assets			
Property, plant and equipment	9	**810.1**	784.1
Plantations		**1,008.4**	881.5
Associated companies and joint ventures	10	**1,237.0**	1,310.8
Goodwill		**356.5**	347.2
Financial assets at fair value through profit or loss	11	**–**	79.8
Accounts receivable, other receivables and prepayments	12	**7.1**	37.0
Prepaid land premiums		**152.8**	151.4
Available-for-sale assets		**5.4**	6.0
Deferred tax assets		**54.6**	45.0
Other non-current assets		**127.5**	110.0
		3,759.4	3,752.8
Current Assets			
Cash and cash equivalents		**779.9**	600.8
Available-for-sale assets		**55.4**	24.1
Accounts receivable, other receivables and prepayments	12	**547.0**	355.5
Inventories		**705.4**	494.0
		2,087.7	1,474.4
Current Liabilities			
Accounts payable, other payables and accruals	13	**551.1**	485.6
Short-term borrowings		**993.9**	1,000.1
Provision for taxation		**64.8**	52.9
Current portion of deferred liabilities and provisions	14	**17.3**	17.4
		1,627.1	1,556.0
Net Current Assets/(Liabilities)		**460.6**	(81.6)
Total Assets Less Current Liabilities		**4,220.0**	3,671.2
Equity			
Issued share capital		**32.2**	32.2
Other reserves		**999.1**	1,048.7
Retained earnings		**175.2**	55.6
Equity attributable to equity holders of the parent		**1,206.5**	1,136.5
Minority interest		**1,135.4**	992.6
Total Equity		**2,341.9**	2,129.1
Non-current Liabilities			
Long-term borrowings		**1,338.1**	1,044.5
Deferred liabilities and provisions	14	**205.0**	180.5
Deferred tax liabilities		**335.0**	310.8
Derivative liability		**–**	6.3
		1,878.1	1,542.1
		4,220.0	3,671.2

(i) Refer to Note 1(B)

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

1 September 2008

Condensed Consolidated Statement of Changes in Equity

US$ millions	Issued share capital	Share premium	Share options issued	Unrealized gains/ (losses) on available-for-sale assets	Unrealized (losses)/ gains on cash flow hedges	Exchange reserve	Capital reserve	(Accumulated losses)/ retained earnings	Total	Minority interest	(Unaudited) Total equity
	Equity attributable to equity holders of the parent										
Balance at 1 January 2007	32.0	964.2	11.3	51.9	(6.6)	(42.7)	(2.6)	(424.8)	582.7	450.1	1,032.8
Changes in equity for 2007:											
Exchange differences on translating foreign operations	-	-	-	-	-	27.8	-	-	27.8	(1.3)	26.5
Unrealized (losses)/gains on available-for-sale assets	-	-	-	(0.8)	-	-	-	-	(0.8)	5.3	4.5
Realized gains on available-for-sale assets	-	-	-	(3.0)	-	-	-	-	(3.0)	(6.1)	(9.1)
Unrealized gains on cash flow hedges	-	-	-	-	3.4	-	-	-	3.4	-	3.4
Net income and expense recognized directly in equity	-	-	-	(3.8)	3.4	27.8	-	-	27.4	(2.1)	25.3
Profit for the period	-	-	-	-	-	-	-	297.5	297.5	90.1	387.6
Total recognized income and expense for the period	-	-	-	(3.8)	3.4	27.8	-	297.5	324.9	88.0	412.9
Divestment and dilution of interest in an associated company	-	-	-	-	0.5	3.5	-	-	4.0	-	4.0
Dilution of interest in a subsidiary company	-	-	-	-	-	0.1	0.1	-	0.2	-	0.2
Acquisition of subsidiary companies	-	-	-	-	-	-	-	-	-	8.4	8.4
Change in attributable interests	-	-	-	-	-	-	-	-	-	144.0	144.0
Dividends declared and paid to minority shareholders	-	-	-	-	-	-	-	-	-	(14.4)	(14.4)
Issue of shares upon the exercise of share options	0.1	2.3	(0.7)	-	-	-	-	-	1.7	-	1.7
Equity-settled share option arrangements	-	-	1.0	-	-	-	-	-	1.0	-	1.0
Dividends	-	-	-	-	-	-	-	(18.3)	(18.3)	-	(18.3)
Balance at 30 June 2007 (Restated)[(i)]	32.1	966.5	11.6	48.1	(2.7)	(11.3)	(2.5)	(145.6)	896.2	676.1	1,572.3
Balance at 1 January 2008 (Restated)[(i)]	32.2	971.7	17.6	10.3	7.3	44.1	(2.3)	55.6	1,136.5	992.6	**2,129.1**
Changes in equity for 2008:											
Exchange differences on translating foreign operations	-	-	-	-	-	(51.5)	-	-	(51.5)	16.0	**(35.5)**
Unrealized losses on available-for-sale assets	-	-	-	(2.9)	-	-	-	-	(2.9)	(2.7)	**(5.6)**
Realized gains on available-for-sale assets	-	-	-	(0.1)	-	-	-	-	(0.1)	-	**(0.1)**
Unrealized losses on cash flow hedges	-	-	-	-	(7.5)	-	-	-	(7.5)	-	**(7.5)**
Net income and expense recognized directly in equity	-	-	-	(3.0)	(7.5)	(51.5)	-	-	(62.0)	13.3	**(48.7)**
Profit for the period	-	-	-	-	-	-	-	156.8	156.8	148.7	**305.5**
Total recognized income and expense for the period	-	-	-	(3.0)	(7.5)	(51.5)	-	156.8	94.8	162.0	**256.8**
Divestment and dilution of interest in an associated company	-	-	-	-	-	(0.3)	-	-	(0.3)	-	**(0.3)**
Dividends declared to minority shareholders	-	-	-	-	-	-	-	-	-	(19.2)	**(19.2)**
Issue of shares upon the exercise of share options	0.1	2.4	(0.9)	-	-	-	-	-	1.6	-	**1.6**
Repurchase and cancellation of shares	(0.1)	-	-	-	-	-	0.1	(4.3)	(4.3)	-	**(4.3)**
Equity-settled share option arrangements	-	-	11.1	-	-	-	-	-	11.1	-	**11.1**
Dividends	-	-	-	-	-	-	-	(32.9)	(32.9)	-	**(32.9)**
Balance at 30 June 2008	**32.2**	**974.1**	**27.8**	**7.3**	**(0.2)**	**(7.7)**	**(2.2)**	**175.2**	**1,206.5**	**1,135.4**	**2,341.9**

(i) *Refer to Note 1(B)*

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June US$ millions	Notes	(Unaudited) 2008	 2007 (Restated)[i]
Profit Before Taxation		**409.3**	442.5
Adjustments for:			
Interest expenses	3	**80.3**	76.3
Depreciation	4	**42.2**	32.5
Equity-settled share option expense		**11.1**	0.9
Recognition of prepaid land premiums	4	**3.2**	1.3
Foreign exchange and derivative losses/(gains), net	4	**1.1**	(0.9)
Share of profits less losses of associated companies and joint ventures		**(113.8)**	(112.2)
Gain on changes in fair value of plantations	4	**(69.8)**	(14.9)
Interest income	3	**(19.9)**	(15.0)
(Increase)/decrease in other non-current assets		**(14.1)**	15.3
Gain on divestment and dilution of interest in an associated company	4	**(9.8)**	(184.9)
Gain on sale of property, plant and equipment	4	**(0.5)**	(0.7)
Increase in accounts receivables, other receivables and prepayment (Non-current)		**(0.1)**	(1.8)
Gain on dilution of interest in subsidiary companies	4	**-**	(107.3)
Dividend income from financial assets at fair value through profit or loss	4	**-**	(0.9)
Others		**5.9**	24.5
		325.1	154.7
Increase in working capital[ii]		**(153.7)**	(117.3)
Net cash generated from operations		**171.4**	37.4
Interest received		**17.2**	13.9
Interest paid		**(88.2)**	(52.7)
Tax paid		**(79.1)**	(42.5)
Net Cash Inflow/(Outflow) from Operating Activities		**21.3**	(43.9)
Dividend received from an associated company		**140.1**	51.8
Proceeds from disposal of available-for-sale assets		**7.2**	30.9
Proceeds from sale of property, plant and equipment		**3.9**	1.1
Repayment from/(loan to) associated companies		**1.9**	(1.8)
Purchase of property, plant and equipment		**(55.8)**	(25.8)
Investment in plantations		**(38.2)**	(10.4)
Acquisition of available-for-sale assets		**(36.1)**	(2.3)
Loans to a joint venture (net)		**(19.0)**	(96.0)
Investment in associated companies	15(A)	**(11.8)**	-
Deposit for acquisition of a subsidiary company	15(B)	**(4.1)**	(5.9)
Proceeds from divestment principally of financial assets at fair value through profit or loss		**-**	49.1
Dividend received from financial assets at fair value through profit or loss		**-**	0.9
Increased investment in an associated company		**-**	(507.3)
Increased investment in a subsidiary company		**-**	(25.6)
Acquisition of subsidiary companies		**-**	(13.1)
Net Cash Outflow from Investing Activities		**(11.9)**	(554.4)
Net borrowings raised		**200.6**	499.6
Proceeds from the exercise of share options		**1.6**	1.7
Dividends paid to shareholders		**(32.9)**	(18.3)
Repurchase of shares		**(4.3)**	-
Shares issued to minority interest by subsidiary companies		**-**	264.0
Decrease in pledged deposits and restricted cash		**-**	31.3
Dividends paid to minority interest by subsidiary companies		**-**	(0.4)
Net Cash Inflow from Financing Activities		**165.0**	777.9
Net Increase in Cash and Cash Equivalents		**174.4**	179.6
Cash and cash equivalents at 1 January		**600.8**	267.4
Exchange translation		**4.7**	-
Cash and Cash Equivalents at 30 June		**779.9**	447.0
Representing			
Cash and cash equivalents		**779.9**	447.0

(i) Refer to Note 1(B)
(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

1. Basis of Preparation and Changes in Accounting Policies

(A) Basis of Preparation

The Condensed Interim Financial Statements have been prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the HKICPA and the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2007 audited financial statements except for a new accounting policy adopted in 2008 in relation to Maynilad's service concession arrangements as described in Note 1(B).

(B) Impact of New HK(IFRIC)-Ints and Changes in Accounting Policies

Certain changes to Hong Kong GAAP have been implemented during 2008 as a consequence of the following new HK(IFRIC)-Ints issued by the HKICPA:

HK(IFRIC)-Int 11	"HKFRS 2 – Group and Treasury Share Transactions"[(i)]
HK(IFRIC)-Int 12	"Service Concession Arrangements"[(ii)]
HK(IFRIC)-Int 14	"HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"[(iii)]

(i) Effective for annual periods commencing on or after 1 March 2007
(ii) Effective for annual periods commencing on or after 1 January 2008
(iii) Effective for annual periods commencing on or after 1 January 2008

The adoption of HK(IFRIC)-Int 11 and HK(IFRIC)-Int 14 has had no effect on both the profit attributable to equity holders of the parent for the periods ended 30 June 2008 and 30 June 2007 and equity attributable to equity holders of the parent at 30 June 2008 and 31 December 2007. The impact of adopting HK(IFRIC)-Int 12 is summarized as follows.

HK(IFRIC)-Int 12 covers contractual arrangements arising from private entities providing public services. The Group's adoption of HK(IFRIC)-Int 12 affects its share of profits from its joint venture, Maynilad. Maynilad holds an exclusive concession, granted by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine government, to provide water and sewerage services and charge users for the services provided in the area of West Metro Manila. Under HK(IFRIC)-Int 12, Maynilad (i) recognized the value of concession assets as intangible assets (subject to amortization) and the present value of concession fees payable (subject to accretion of interest) during the entire concession period retrospectively, (ii) reclassified certain of its property, plant and equipment (representing the water infrastructure) which will be vested to MWSS at the end of the concession period as its concession assets and amortized on a straight-line basis over the concession period, and (iii) recognized contract revenue, costs and margins for its services of constructing and upgrading the infrastructure used to provide its services.

Upon DMWC's acquisition of Maynilad in January 2007, the Group has already accounted for Maynilad's concession assets at fair value and recognize the present value of concession fees payable during the remaining concession period. Therefore, the financial impact of the Group's adoption of HK(IFRIC)-Int 12 only relates to (i) a reclassification of certain property, plant and equipment to concession assets and their amortization over the remaining concession period, and (ii) a recognition of construction revenue, costs and margins.

In addition, during the second half of 2007, the Group changed its accounting policy for the treatment of its investments in joint ventures from the application of proportionate consolidation method to the equity method of accounting. For details regarding this change in the Group's accounting policy, please refer to page 79 of the Company's 2007 Annual Report.

As a result of the above changes, the Group's 2007 comparatives have been restated.

(a) Effect on the Condensed Consolidated Balance Sheet at 31 December 2007

At 31 December 2007 US$ millions	Adoption of HK(IFRIC)-Int12
Assets	
Decrease in associated companies and joint ventures	0.6
Equity	
Decrease in retained earnings	0.5
Decrease in exchange reserve	0.1
	0.6

(b) Effect on the Condensed Consolidated Profit and Loss Statement for the Six Months Ended 30 June 2008 and 30 June 2007

For the six months ended 30 June	**2008**	2007		
US$ millions	**Adoption of HK(IFRIC)-Int 12**	Adoption of HK(IFRIC)-Int 12	Equity accounting for joint ventures	Total
Decrease in turnover	–	–	(30.8)	(30.8)
Decrease in cost of sales	–	–	7.3	7.3
Decrease in distribution costs	–	–	2.4	2.4
Decrease in administrative expenses	–	–	12.9	12.9
Increase in other operating expenses, net	–	–	(31.7)	(31.7)
Decrease in net borrowing costs	–	–	8.5	8.5
Increase/(decrease) in share of profits less losses of associated companies and joint ventures	**1.2**	(4.4)	29.3	24.9
Decrease in taxation	–	–	0.8	0.8
Increase/(decrease) in profit for the period	**1.2**	(4.4)	(1.3)	(5.7)
Attributable to:				
Equity holders of the parent	**1.0**	(4.1)	–	(4.1)
Minority interest	**0.2**	(0.3)	(1.3)	(1.6)
Increase/(decrease) in profit for the period	**1.2**	(4.4)	(1.3)	(5.7)
Increase/(decrease) in earnings per share attributable to equity holders of the parent (U.S cents)				
Basic	**0.03**	(0.13)	–	(0.13)
Diluted	**0.03**	(0.13)	–	(0.13)

2. Turnover and Segmental Information

For the six months ended 30 June US$ millions	**2008**	2007 (Restated)
Turnover		
Sale of goods	**2,021.3**	1,375.1
Rendering of services	**41.0**	–
Total	**2,062.3**	1,375.1

Segmental information, relating to the Group's business and geographic segments, is analyzed as follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on the inside back cover.

By Principal Business Activity – 2008

For the six months ended 30 June US$ millions	Telecom- munications	Consumer Food Products	Infrastructure and Property	Head Office	**2008 Total**
Profit and Loss					
Segment revenue – turnover	–	2,044.8	17.5	–	**2,062.3**
Segment results	–	357.8	12.5	(14.4)	**355.9**
Net borrowing costs					**(60.4)**
Share of profits less losses of associated companies and joint ventures	117.8	(0.3)	(3.7)	–	**113.8**
Profit before taxation					**409.3**
Taxation					**(103.8)**
Profit for the period					**305.5**
Other Information					
Capital expenditure	–	93.0	1.0	–	**94.0**
Depreciation	–	41.4	0.5	0.3	**42.2**
Foreign exchange and derivative losses, net	–	–	–	2.9	**2.9**
Other non-cash expenses	–	7.8	–	11.1	**18.9**

By Principal Geographical Market – 2008

For the six months ended 30 June US$ millions	The Philippines	Indonesia	Hong Kong	**2008 Total**
Segment revenue – turnover	17.5	2,044.8	–	**2,062.3**
Capital expenditure	1.0	93.0	–	**94.0**

By Principal Business Activity – 2007

For the six months ended 30 June US$ millions	Telecom- munications	Consumer Food Products	Infrastructure and Property	Head Office	2007 (Restated) Total
Profit and Loss					
Segment revenue – turnover	–	1,360.0	15.1	–	1,375.1
Segment results	–	224.5	5.0	162.1	391.6
Net borrowing costs					(61.3)
Share of profits less losses of associated companies and joint ventures	87.5	(0.4)	25.1	–	112.2
Profit before taxation					442.5
Taxation					(54.9)
Profit for the period					387.6
Other Information					
Capital expenditure	–	35.6	0.5	0.1	36.2
Depreciation	–	30.1	2.2	0.2	32.5
Foreign exchange and derivative losses, net	–	–	–	8.3	8.3
Other non-cash expenses	–	10.6	2.8	0.9	14.3

By Principal Geographical Market – 2007

For the six months ended 30 June US$ millions	The Philippines	Indonesia	Hong Kong	2007 (Restated) Total
Segment revenue – turnover	15.1	1,360.0	–	1,375.1
Capital expenditure	0.5	35.6	0.1	36.2

3. Net Borrowing Costs

For the six months ended 30 June US$ millions	**2008**	2007 (Restated)
Bank loans and other loans		
– Wholly repayable within five years	**77.6**	72.4
– Not wholly repayable within five years	**3.5**	3.9
Less borrowing costs capitalized in inventories	**(0.8)**	–
Total Borrowing Costs	**80.3**	76.3
Less interest income	**(19.9)**	(15.0)
Net Borrowing Costs	**60.4**	61.3

4. Profit Before Taxation

For the six months ended 30 June US$ millions	**2008**	2007 (Restated)
Profit Before Taxation is Stated after (Charging)/Crediting		
Cost of inventories sold	**(1,212.6)**	(875.0)
Employee remuneration	**(182.0)**	(120.9)
Depreciation (Note 9)	**(42.2)**	(32.5)
Cost of services rendered	**(19.7)**	–
Impairment losses		
– Goodwill(i)	–	(8.4)
– Associated companies and joint ventures(i)	–	(2.8)
– Accounts receivable(ii)	**(4.6)**	(0.9)
Recognition of prepaid land premiums	**(3.2)**	(1.3)
Foreign exchange and derivative (losses)/gains, net (Note 6)	**(1.1)**	0.9
Gain on changes in fair value of plantations	**69.8**	14.9
Gain on divestment and dilution of interest in an associated company	**9.8**	184.9
Gain on sale of property, plant and equipment	**0.5**	0.7
Realized gains on sale of available-for-sale assets	**5.0**	9.1
Gain on dilution of interest in subsidiary companies	–	107.3
Dividend income from financial assets at fair value through profit or loss	–	0.9

(i) Included in other operating income/(expenses), net
(ii) Included in distribution costs

5. Taxation

No Hong Kong profits tax (2007: Nil) has been provided as the Group had no estimated assessable profits (2007: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

For the six months ended 30 June US$ millions	**2008**	2007 (Restated)
Subsidiary Companies – Overseas		
Current taxation	**88.1**	38.1
Deferred taxation	**15.7**	16.8
Total	**103.8**	54.9

Included within share of profits less losses of associated companies and joint ventures is taxation of US$77.1 million (2007: US$47.2 million (Restated)) and which is analyzed as follows.

For the six months ended 30 June US$ millions	**2008**	2007 (Restated)
Associated Companies and Joint Ventures – Overseas		
Current taxation	**46.5**	26.1
Deferred taxation	**30.6**	21.1
Total	**77.1**	47.2

6. Profit Attributable to Equity Holders of the Parent

The profit attributable to equity holders of the parent includes US$4.8 million of net foreign exchange and derivative losses (2007: gains of US$0.8 million), which comprise a loss of US$3.9 million (2007: a gain of US$8.2 million) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss and a loss of US$0.9 million (2007: US$7.4 million) on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives, US$12.7 million (2007: US$3.6 million) of a gain on changes in fair value of plantations and US$22.4 million (2007: US$216.1 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative (Losses)/Gains

For the six months ended 30 June US$ millions	**2008**	2007
Foreign exchange and derivative (losses)/gains		
– Subsidiary companies (Note 4)	**(1.1)**	0.9
– Associated companies and joint ventures	**(1.3)**	2.8
Subtotal	**(2.4)**	3.7
Attributable to taxation and minority interest	**(2.4)**	(2.9)
Total	**(4.8)**	0.8

The non-recurring gains of US$22.4 million for 2008 mainly include a gain on divestment and dilution of the Group's interest in PLDT of US$9.8 million. The non-recurring gains of US$216.1 million for 2007 mainly comprise a gain on divestment of the Group's interest in PLDT of US$153.3 million on settlement of certain Head Office's Exchangeable Notes with PLDT's shares, and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$54.4 million.

7. Ordinary Share Dividend

At a meeting held on 1 September 2008, the Directors declared an interim cash dividend of U.S. 0.38 cent (2007: U.S. 0.26 cent) per ordinary share.

8. Earnings Per Share Attributable to Equity Holders of the Parent

The calculation of basic earnings per share is based on the profit for the period attributable to equity holders of the parent of US$156.8 million (2007: US$297.5 million (Restated)), and the weighted average number of 3,226.4 million (2007: 3,206.1 million) ordinary shares in issue during the period.

The calculation of diluted earnings per share is based on: (i) the profit for the period attributable to equity holders of the parent of US$156.8 million (2007: US$297.5 million (Restated)) reduced by the dilutive impact of (a) US$3.4 million (2007: Nil) in respect of the convertible notes issued by the Group's joint venture DMWC and (b) US$0.1 million (2007: US$0.2 million) in respect of the exercise of share options issued by the Group's associate PLDT and (ii) a share base equal to the aggregate of the weighted average number of 3,226.4 million (2007: 3,206.1 million) ordinary shares in issue during the period (as used in the basic earnings per share calculation) and the weighted average of 59.9 million (2007: 68.4 million) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the period.

9. Property, Plant and Equipment

The movements in property, plant and equipment are set out below.

US$ millions	**2008**	2007 (Restated)
At 1 January	**784.1**	716.8
Exchange translation	**15.8**	(4.8)
Additions	**55.8**	25.8
Disposals	**(3.4)**	(0.4)
Acquisition of subsidiary companies	**–**	2.4
Depreciation (Note 4)	**(42.2)**	(32.5)
At 30 June	**810.1**	707.3

10. Associated Companies and Joint Ventures

US$ millions	**At 30 June 2008**	At 31 December 2007 (Restated)
PLDT	**1,064.7**	1,073.2
MPIC	**160.8**	229.6
Others	**11.5**	8.0
Total	**1,237.0**	1,310.8

11. Financial Assets at Fair Value Through Profit or Loss

The amount at 31 December 2007 represents the fair value, determined based on a quoted market price, of certain PLDT shares designated as financial assets at fair value through profit or loss to offset against the exposure arising from changes in the fair value of the option element embedded in the Head Office's Exchangeable Notes. Following the full settlement of the Head Office's Exchangeable Notes in February 2008, the balances of these PLDT's shares were reclassified as the Group's interests in associated companies.

12. Accounts Receivable, Other Receivables and Prepayments

Included in accounts receivable, other receivables and prepayments are trade receivables of US$269.9 million (31 December 2007: US$263.3 million), with an ageing profile as below.

US$ millions	At 30 June 2008	At 31 December 2007
0 to 30 days	**221.9**	218.6
31 to 60 days	**10.6**	4.8
61 to 90 days	**7.5**	5.5
Over 90 days	**29.9**	34.4
Total	**269.9**	263.3

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC collects contract receivables related to property sales by installments over periods ranging from one to five years.

13. Accounts Payable, Other Payables and Accruals

Included in accounts payable, other payables and accruals are trade payables of US$231.0 million (31 December 2007: US$213.0 million), with an ageing profile as below.

US$ millions	At 30 June 2008	At 31 December 2007
0 to 30 days	**203.6**	189.4
31 to 60 days	**6.9**	2.0
61 to 90 days	**5.3**	5.9
Over 90 days	**15.2**	15.7
Total	**231.0**	213.0

14. Deferred Liabilities and Provisions

US$ millions	Pension	Deferred income	Long-term liabilities	Others	2008 Total	2007 (Restated) Total
At 1 January	152.4	21.1	8.3	16.1	**197.9**	108.7
Exchange translation	3.1	–	0.2	(0.1)	**3.2**	(1.1)
Additions	21.0	–	0.9	–	**21.9**	16.9
Payment and utilization	–	(0.7)	–	–	**(0.7)**	(4.7)
At 30 June	176.5	20.4	9.4	16.0	**222.3**	119.8
Presented as:						
Current Portion	–	1.3	–	16.0	**17.3**	15.2
Non-current Portion	176.5	19.1	9.4	–	**205.0**	104.6
Total	176.5	20.4	9.4	16.0	**222.3**	119.8

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The deferred income relates to an upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for a service agreement (Note 18(B)).

The long-term liabilities mainly relate to Indofood's accrued liabilities for dismantlement, removal or restoration in relation to property, plant and equipment.

The others mainly relate to a restructuring provision. The restructuring provision relates to the restructuring of the Group's shareholding structure in PLDT. The amount of the provision for the restructuring is estimated based on the anticipated transaction costs required to complete the restructuring. The estimation basis is reviewed on an ongoing basis and revised as appropriate.

15. Notes to the Condensed Consolidated Cash Flow Statement

(A) Investment in Associated Companies

The cash outflow of US$11.8 million (2007: Nil) mainly relates to MPIC's investment in a 34.0 per cent interest in Davao Doctors Hospital in June 2008.

(B) Deposit for Acquisition of a Subsidiary Company

The deposit relates to PT Salim Ivomas Pratama (SIMP) (a subsidiary company of Indofood)'s payment for the subscription of a 60.0 per cent interest in PT Lajuperdana Indah (LPI). LPI engages in sugar cane plantations operation in Indonesia and owns approximately 21,500 hectares of plantation land.

(C) Major Non-cash Transaction

During the period, the Group settled US$3.9 million of the Head Office's Exchangeable Notes through the transfer of 0.1 per cent of PLDT's shares and MPIC settled Pesos 289 million (US$6.8 million) of borrowings through the transfer of certain property assets to its creditors.

16. Commitments and Contingent Liabilities

(A) Capital Expenditure

US$ millions	**At 30 June 2008**	At 31 December 2007
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	**125.9**	185.6
Contracted, but not provided for	**16.1**	41.9
Total	**142.0**	227.5

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, plant and equipment.

(B) Contingent Liabilities

At 30 June 2008, except for US$72.9 million (31 December 2007: US$73.4 million) guarantees given by Indofood to loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fresh fruit bunches to Indofood, neither the Group nor the Company had any significant contingent liabilities (31 December 2007: Nil).

17. Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 30 June 2008 are set out below.

(A) Particulars of the Company's Share Option Scheme

Company	Share options held at 1 January 2008	Share options granted during the period	Share options exercised during the period	**Share options held at 30 June 2008**	Share options exercise price (HK$)	Market price at date of grant (HK$)	Market price during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors											
Manuel V. Pangilinan	31,800,000	-	-	**31,800,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	30,200,000	-	-	**30,200,000**	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Edward A. Tortorici	10,620,000	-	(7,060,000)	**3,560,000**	1.76	1.76	5.72	1 June 2004	December 2008	June 2005	May 2014
	18,200,000	-	-	**18,200,000**	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Robert C. Nicholson	14,000,000	-	-	**14,000,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	15,500,000	-	-	**15,500,000**	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Non-Executive Directors											
Ambassador Albert F. del Rosario	2,840,000	-	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Benny S. Santoso	2,840,000	-	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Independent Non-Executive Directors											
Graham L. Pickles	3,160,000	-	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Prof. Edward K.Y. Chen *GBS, CBE, JP*	1,340,000	-	-	**1,340,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Sir David W. C. Tang *KBE*	3,160,000		-	**3,160,000**	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Senior Executives	29,032,000	-	-	**29,032,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	4,500,000	-	-	**4,500,000**	3.275	3.25	-	7 June 2006	December 2010	June 2007	June 2016
	42,220,000	-	-	**42,220,000**	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Total	218,892,000	-	(7,060,000)	211,832,000							

(B) Particulars of MPIC's Share Option Scheme

On 14 June 2007, the shareholders of MPIC approved a share option scheme under which MPIC's directors may, at their discretion, invite eligible executives of MPIC upon the regularization of employment, to take up share options of MPIC to obtain an ownership interest in MPIC and for the purpose of long-term employment motivation. The scheme is valid for ten years and became effective on 14 June 2007.

Up to 1 September 2008, no MPIC's share options have been granted under the scheme.

Other than as disclosed above, at no time during the period was the Company or any of its subsidiary companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the period.

18. Related Party Transactions

Significant related party transactions entered into by the Group during the period are disclosed as follows:

(A) In January 2007, the Company (i) advanced US$76.0 million to DMWC and (ii) subscribed for US$20.0 million convertible notes issued by DMWC for the purpose of funding DMWC's acquisition of Maynilad. The convertible notes issued by DMWC have a maturity period of three years and can be converted into DMWC's common shares at their par value of Peso 1 per DMWC's common share during the terms of the notes. In May 2008, DMWC repaid the US$76.0 million advance, together with interest.

(B) ALBV has a technical assistance agreement with Smart for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunication services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement expired on 23 February 2008 and was renewed for a period of four years to 23 February 2012. The agreement provides for payments of technical service fees equivalent to one per cent (2007: one per cent) of the consolidated net revenue of Smart.

ALBV also has a service agreement with Smart for a period of 25 years starting from 1 January 1999, which shall expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were prepaid for the whole 25-year period.

The total fees under these arrangements amounted to Pesos 303 million (US$7.2 million) for the period ended 30 June 2008 (30 June 2007: Pesos 300 million or US$6.3 million). At 30 June 2008, the outstanding prepaid technical service and management fees amounted to Pesos 1,087 million (US$24.2 million) (31 December 2007: Pesos 941 million or US$22.8 million).

(C) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated companies, joint ventures and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of Transactions For the six months ended 30 June US$ millions	**2008**	2007
Profit and Loss Items		
Sales of finished goods		
– to associated companies and joint ventures	**12.7**	14.3
– to affiliated companies	**28.1**	21.1
Purchases of raw materials		
– from associated companies and joint ventures	**22.9**	21.3
– from affiliated companies	**5.5**	3.7
Management and technical services fee income and royalty income		
– from associated companies and joint ventures	**0.5**	0.4
– from affiliated companies	**1.8**	1.0
Insurance expenses		
– to affiliated companies	**1.3**	1.3
Rental expenses		
– to affiliated companies	**0.6**	0.7
Transportation and pump services expenses		
– to affiliated companies	**0.2**	0.3

Approximately two per cent (2007: three per cent) of Indofood's sales and two per cent (2007: two per cent) of its purchases were transacted with these related parties.

Nature of Balances

US$ millions	At 30 June 2008	At 31 December 2007
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies and joint ventures	**2.1**	3.4
– from affiliated companies	**12.1**	8.7
Accounts receivable – non-trade		
– from associated companies and joint ventures	**0.1**	0.2
– from affiliated companies	**15.1**	8.8
Accounts payable – trade		
– to associated companies and joint ventures	**3.3**	6.3
– to affiliated companies	**2.0**	1.2
Accounts payable – non-trade		
– to affiliated companies	**–**	5.9
Other payables – non-trade		
– to affiliated companies	**5.9**	5.8

19. Subsequent Events

(A) In July and August 2008, Metro Pacific Holdings, Inc. (MPHI), a Philippine affiliate of the Company, subscribed 6.6 billion new shares issued by MPIC for Pesos 11.4 billion (US$253.7 million), which increased MPHI's interest in MPIC from approximately 85.6 per cent to approximately 97.6 per cent. The proceeds were used by MPIC to (i) acquire DMWC's convertible debt from First Pacific, (ii) reflect the conversion of certain convertible debts issued to MPHI and repay certain existing advances made by MPHI, and (iii) fund the purchase and repayment of DMWC's convertible and exchangeable debts from Ashmore Investment Management Limited and their affiliates (the Ashmore Funds).

(B) In July 2008, MPIC (i) repaid Pesos 1.4 billion (US$31.8 million) of exchangeable debt and purchased US$20.0 million of convertible debt issued by DMWC from the Ashmore Funds and (ii) purchased US$20.0 million of convertible debt issued by DMWC from First Pacific. Following these transactions and pending the finalization of a shareholders' agreement with DMCI Holdings Inc. on DMWC, MPIC's voting interest in DMWC will increase from 50.0 per cent to 55.1 per cent on a fully diluted basis. MPIC will consolidate DMWC's financial results and position and the provisional impact on the financial position of the Group (based on the existing carrying amounts of DMWC's assets and liabilities) is summarized as follows:

US$ millions	
Property, plant and equipment	9.6
Associated companies and joint ventures	(120.8)
Intangible assets	824.9
Deferred tax assets	5.9
Other non-current assets	2.3
Cash and cash equivalents	73.3
Accounts receivable, other receivables and prepayments (Current)	(60.5)
Accounts payable, other payables and accruals	(123.1)
Short-term borrowings	(145.0)
Long-term borrowings	(20.9)
Deferred liabilities and provisions	(257.9)
Deferred tax liabilities	(57.9)
Minority interest	(129.9)
Share of Net Assets	–

(C) On 28 July 2008, SIMP, a subsidiary company of Indofood, completed its subscription of a 60.0 per cent of interest in LPI for a total consideration of Rupiah 375 billion (US$40.7 million). LPI engages in sugar cane plantation operations in Indonesia and owns approximately 21,500 hectares of plantation land. The provisional impact of this acquisition on the financial position of the Group (subject to further assessment of the fair value of the share of identifiable assets acquired and liabilities and contingent liabilities assumed) is summarized as follows:

US$ millions	Provisional fair value recognized on the acquisition	Carrying amount immediately before the acquisition
Consideration		
Cash and cash equivalents	40.7	
Net Assets		
Property, plant and equipment	29.4	23.9
Plantations	4.1	4.2
Prepaid land premiums	30.3	10.8
Deferred tax assets	1.2	1.2
Cash and cash equivalents	3.0	3.0
Accounts receivable, other receivables and prepayments (Current)	43.6	43.6
Inventories	0.4	0.4
Accounts payable, other payables and accruals	(21.5)	(21.5)
Short-term borrowings	(0.3)	(0.3)
Long-term borrowings	(20.2)	(20.2)
Deferred tax liabilities	(7.5)	–
Total Net Assets	62.5	45.1
Minority interest	(25.0)	
Total Share of Net Assets Acquired	37.5	
Goodwill	3.2	

(D) On 7 August 2008, MPIC's board of directors approved the purchase of the respective shareholding interests of Benpres Holdings Corporation (Benpres) and First Philippine Holdings Corporation (FPH) (being approximately 48.92 per cent and approximately 50.92 per cent, respectively) in First Philippine Infrastructure, Inc. (FPII). Subject to the completion of the proposed acquisition, MPIC is required to make a tender offer to purchase up to the remaining approximately 0.16 per cent interest in FPII from its public shareholders.

FPII is a company whose shares are listed and traded on the Philippine Stock Exchange. FPII owns approximately 67.1 per cent interest in Manila North Tollways Corporation (MNTC). MNTC was granted a Supplemental Toll Operating Agreement in June 1998 to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related income, in respect of the North Luzon Expressway in the Philippines.

The consideration for the proposed acquisition is approximately Pesos 12.3 billion (approximately US$278.7 million) broken down into Pesos 11.8 billion (approximately US$268.2 million) to be settled in cash and the assumption by MPIC of certain advances amounting to Pesos 462.6 million (approximately US$10.5 million). The consideration for the tender offer is Pesos 19.7 million (approximately US$0.4 million) or on a per share price basis, Pesos 2.46705 (approximately U.S. 5.61 cents).

The completion of the proposed acquisition and tender offer is subject to certain conditions precedent and is expected to take place by November 2008.

(E) On 15 August 2008, Indofood sold 251.8 million of treasury stock at a price of Rupiah 2,400 per share (US$0.26) to a third-party investor and raised proceeds of approximately Rupiah 604.3 million (US$65.5 million). The Group's interest in Indofood reduced from 51.5 per cent to 50.1 per cent and the Group is expected to record a dilution gain of approximately US$17.0 million.

20. Comparative Amounts

As explained in Note 1(B) to the Condensed Interim Financial Statements, due to the adoption of HK(IFRIC)-Int 12 during the period and the change in the Group's accounting policy for its joint ventures during the second half of 2007, the accounting treatment and presentation of certain items and balances have been revised to comply with such changes. During the period, the Group also changed its classification of the changes in fair value of plantations (which amounts to US$14.9 million for the six months ended 30 June 2007) from cost of sales to other operating income to better reflect the non-operational nature of such an item. Accordingly, certain comparative amounts have been reclassified and restated to conform with the current period's presentation and accounting treatments.

Review Report of the Independent Auditors

ERNST & YOUNG

To the Board of Directors of First Pacific Company Limited
(Incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 24 to 41 which comprises the condensed consolidated balance sheet of First Pacific Company Limited as at 30 June 2008 and the related condensed consolidated statements of profit and loss, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" (HKAS 34) issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

ERNST & YOUNG
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong

1 September 2008

Review Statement of the Audit Committee

In accordance with the requirements of paragraph 39 of Appendix 16 of the Listing Rules issued by SEHK, the Audit Committee has reviewed the Interim Report for the six months ended 30 June 2008, including the accounting policies and practices adopted by the Group. The Audit Committee also has discussed auditing, internal control and financial reporting matters with the Company's management and its external auditors. The Company's external auditors were engaged by the Audit Committee to perform a review of the unaudited Condensed Interim Financial Statements for the six months ended 30 June 2008. The Review Report of the Auditors is set out on page 42.

Corporate Governance Report

First Pacific is committed to building and maintaining high standards of corporate governance practices. The Company has adopted its own Code on Corporate Governance Practices (the First Pacific Code), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices (CG Code) contained in Appendix 14 of the Listing Rules.

First Pacific has applied these principles and complied with all the CG Code mandatory provisions and has also met all of the recommended best practices in the CG Code throughout the accounting period covered by the interim report, except for the following:–

1. The appointment of Independent Non-executive Directors (INEDs) representing at least one-third of the board, currently only three out of thirteen Directors are INEDs.

2. The disclosure of details of remuneration payable to members of senior management on an individual and named basis in the annual reports and accounts.

3. The announcement and publication of quarterly financial results within 45 days after the end of the relevant quarter.

Further information concerning our corporate governance practices has been set out on pages 51 to 62 of the Company's 2007 Annual Report.

Having made specific enquiry, the Company can confirm that all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

Connected and Continuing Connected Transactions

The following transactions required scrutiny by the independent shareholders during the period covered by the interim report.

- 30 June 2008: Revision of annual caps for the years 2008 and 2009 and setting of the 2010 annual caps in respect of Indofood's Noodles and Plantations Business Transactions and setting of the Sugar annual caps for the years 2008 to 2010.

The Independent Non-executive Directors met with the Directors on several occasions to approve the following connected transactions:–

- 3 April 2008: entering into new insurance business transactions with PT Asuransi Central Asia and PT Central Asia Raya and the setting of annual caps for the years 2008 to 2010.

- 20 May and 10 June 2008: revision of annual caps for the years 2008 to 2009 and setting of the new annual caps for 2010 in respect of Indofood's Noodles, Plantations, Other Packaging, Distribution and Snack Foods businesses. Approval of connected transaction relating to the proposed subscription of new shares representing 60% of the enlarged share capital in the sugar company (PT Lajuperdana Indah).

Risk Management and Internal Control

The Board is responsible for maintaining an adequate system of internal controls in the Group and reviewing its effectiveness through the Audit Committee.

In addition, during the period ended 30 June 2008, the Audit Committee reviewed and advised that:

- The internal controls and accounting systems of the Group function effectively and are designed to provide reasonable assurance that material assets are protected, business risks attributable to the Group are identified and monitored, material transactions are executed in accordance with management's authorization and the financial statements are reliable for publication and compliant with all relevant laws and regulations.

- There are processes in place for identifying, evaluating and managing the material business risks faced by the Group. Such processes are incorporated in all the Group's businesses.

- There are initiatives to improve certain processes to further strengthen internal controls and enhance risk management within the Group.

Interests of Directors and Substantial Shareholders

Interests of Directors in the Company and its Associated Corporations

At 30 June 2008, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) (SFO)) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), to be notified to the Company and SEHK were as follows:

(A) Long Positions in Shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963 (C)(i)	43.97	–
Manuel V. Pangilinan	6,252,759 (P)	0.19	62,000,000
Edward A. Tortorici	35,372,131 (P)	1.10	21,760,000
Robert C. Nicholson	–	–	29,500,000
Ambassador Albert F. del Rosario	600,000 (P)	0.02	6,000,000
Benny S. Santoso	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	4,500,000
Sir David W.C. Tang, *KBE*	–	–	3,160,000

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 ordinary shares in the Company. Of this, 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 ordinary shares in the Company. Of this, 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited. The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(B) Long Positions in Shares in Associated Corporations

- Manuel V. Pangilinan owned 1,248,404 common shares(P) (0.09%)* in Metro Pacific Investments Corporation (MPIC), 204,933 common shares(P) (0.11%)* in Philippine Long Distance Telephone Company (PLDT) and 360 preferred shares(P) (less than 0.01%)* in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee.

- Edward A. Tortorici owned 69,596 common shares(C) and 660,000 common shares(P) (collectively 0.05%)* in MPIC and 104,874 common shares(P) (0.06%)* in PLDT.

- Sutanto Djuhar owned 15,520,335 shares(C) (0.18%)* in P.T. Indofood Sukses Makmur Tbk (Indofood).

- Tedy Djuhar owned 15,520,335 shares(C) (0.18%)* in Indofood.

- Ibrahim Risjad owned 6,406,180 shares(C) (0.08%)* in Indofood.

- Anthoni Salim owned 632,370 shares(C) (0.01%)* in Indofood and a direct interest of 2,007,788 shares (0.14%)* in Indofood Agri Resources Ltd. (Indo Agri) through his controlled corporations other than First Pacific and an indirect interest of 998,200,000 Indo Agri shares (68.95%)* through First Pacific group companies.

- Ambassador Albert F. del Rosario owned 130,005 common shares(P) (0.07%)* in PLDT, 1,560 preferred shares(P) (less than 0.01%)* in PLDT, 32,231,970 preferred shares (52.20%)* in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares(P) (less than 0.01%)* in PMH as beneficial owner, 4,922 common shares(P) (2.46%)* in Costa de Madera Corporation, 15,000 common shares(P) (5.00%)* in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) (20.00%)* in Metro Strategic Infrastructure Holdings, Inc.

- Napoleon L. Nazareno owned 6,648 common shares(P) (less than 0.01%)* in MPIC, 13,927 common shares(P) (less than 0.01%)* in PLDT and 495 preferred shares(P) (less than 0.01%)* in PLDT.

(P) = Personal interest, (C) = Corporate interest

* *Approximate percentage of the issued capital of the respective class of shares in the respective associated corporation as at 30 June 2008.*

At 30 June 2008, other than as disclosed, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK.

Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at 30 June 2008, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,418,525,963 ordinary shares of the Company (long position) at 30 June 2008, representing approximately 43.97 per cent of the Company's issued share capital, by way of its 46.80 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 30 June 2008, representing approximately 24.49 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 45. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at 30 June 2008, representing approximately 19.48 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 226,679,173 ordinary shares of the Company in May 2008, representing approximately 7.03 per cent of the Company's issued share capital at that time. At 30 June 2008, the Company has not received any other notification from Marathon of any change to such holding.

Other than as disclosed, the Directors and chief executive of the Company are not aware of any person at 30 June 2008 who had an interest or short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

Purchase, Sale or Redemption of Listed Securities

During the period, the Company repurchased 6,472,000 ordinary shares on the SEHK at an aggregate consideration of US$4.3 million before expenses. As of 30 June 2008, 4,894,000 of these shares were canceled. The remaining 1,578,000 repurchased ordinary shares were subsequently canceled in July 2008. Details of the repurchase are summarized as follows:

Month of repurchases	Number of ordinary shares repurchased	Purchase price paid per share Highest HK$	Lowest HK$	Aggregate consideration paid HK$ millions	US$ millions
May 2008	3,320,000	5.50	5.20	17.7	2.3
June 2008	3,152,000	5.00	4.83	15.6	2.0
Total	**6,472,000**			**33.3**	**4.3**

The repurchases were effected by the Directors with a view to benefiting the shareholders as a whole by enhancing the Company's net assets and earnings per share.

Except as disclosed above, neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the period.

Information for Investors

Financial Diary

Preliminary announcement of 2008 interim results	1 September 2008
Last day to register for interim dividend	23 September 2008
Interim report posted to shareholders	30 September 2008
Payment of interim dividend	10 October 2008
Financial year-end	31 December 2008
Preliminary announcement of 2008 results	25 March 2009*

* *Subject to confirmation*

Head Office
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
E-mail : info@firstpac.com.hk

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone : (1 441) 295 2244
Fax : (1 441) 295 8666

Share Information
First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts
Listing date : 12 September 1988
Par value : U.S. 1 cent per share
Lot size : 2,000 shares
Number of ordinary shares issued: 3,224,731,003*

* *after deduction of 1,578,000 repurchased ordinary shares canceled subsequent to 30 June 2008*

Stock Codes
SEHK : 00142
Bloomberg : 142 HK
Thomson Reuters : 0142.HK

American Depositary Receipts (ADRs) Information
Level: 1
ADRs Code: FPAFY
CUSIP reference number: 335889200
ADRs to ordinary shares ratio: 1:5
ADRs depositary bank: The Bank of New York

To Consolidate Shareholdings
Write to our principal share registrar and transfer office in Bermuda at:
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Or the Hong Kong branch registrar at:
Computershare Hong Kong Investor Services Limited

Registrar Office
Rooms 1806-1807, 18th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone : (852) 2862 8555
Fax : (852) 2865 0990/(852) 2529 6087
Email : hkinfo@computershare.com.hk

Transfer Office
Shops 1712–1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

A Chinese Version of this Report, or Additional Information
Available at:
www.firstpacco.com

Or contact:
Sara Cheung
Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4374
Fax : (852) 2845 9243
E-mail : info@firstpac.com.hk

Web site
www.firstpacco.com

Auditors
Ernst & Young
18th Floor, Two International Finance Centre
8 Finance Street
Central, Hong Kong SAR

Solicitors
Richards Butler in association with Reed Smith LLP
20th Floor, Alexandra House
16–20 Chater Road
Central, Hong Kong SAR

Principal Bankers
Calyon Corporate and Investment Bank
Mizuho Corporate Bank
Standard Chartered Bank
JPMorgan Chase Bank
Standard Bank Asia Limited
Banco de Oro Unibank

Summary of Principal Investments

Philippine Long Distance Telephone Company

PLDT (PSE: TEL; NYSE: PHI) is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depository Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company, Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company, ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	188.1 million
Particulars of issued shares held	:	Common shares of Pesos 5 par value
Economic interest	:	26.3 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood (IDX: INDF) is a "Total Food Solutions" company engaged in food manufacturing, processing, marketing and distribution. It is based in Jakarta and is listed on the Indonesia Stock Exchange. Through its four complementary strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (instant noodles, food seasonings, snack foods and baby cereal), Bogasari (flour and pasta), Agribusiness (oil palm, rubber, tea and cocoa plantations, cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, plantation companies by hectarage and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in Indonesia.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	9.4 billion
Particulars of issued shares held	:	Shares of Rupiah 100 par value
Economic interest	:	51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Investments Corporation

MPIC (PSE: MPI) is a publicly-listed investment and management company based in the Philippines with holdings in infrastructure, utilities, real estate development and healthcare enterprises.

Sector	:	Infrastructure, Utilities, Property and Healthcare
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	1,342.9 million
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	85.6 per cent

Further information on MPIC can be found at www.mpic.com.ph

FIRST PACIFIC

First Pacific Company Limited

Stock Code : 00142

24th Floor, Two Exchange Square,
8 Connaught Place, Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpac.com.hk
Website : www.firstpacco.com

END

A Chinese version of this interim report is available at www.firstpacco.com or from the Company on request.
本中期報告之中文版可瀏覽 www.firstpacco.com 或向本公司索取。

Design and printing: One Financial Press Limited